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BERGER HOLDINGS, LTD.
805 Pennsylvania Boulevard
Feasterville, PA 19053

October 20, 2003

Dear Shareholder:

        On behalf of the Board of Directors of Berger Holdings, Ltd., I am writing to inform you that, on October 10, 2003, the Company entered into an Agreement and Plan of Merger (the "merger agreement") with Euramax International, Inc. and its indirect subsidiary Amerimax Pennsylvania, Inc. Pursuant to the merger agreement, Amerimax Pennsylvania, Inc. has today commenced a cash tender offer for all of the outstanding shares of Berger common stock, including the associated preferred share purchase rights, at a price of $3.90 per share, net to the seller in cash, subject to the terms and conditions of the Offer to Purchase accompanying this letter. The merger agreement provides that, following the tender offer, Amerimax Pennsylvania, Inc. will merge with Berger and any remaining shares of Berger's common stock (other than those owned by Berger, Euramax International, Inc. and its subsidiaries, and shareholders who properly exercise appraisal rights under Pennsylvania law) will be converted into the right to receive the same price paid in the tender offer.

        At a meeting on October 10, 2003, the Board of Directors of Berger unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger, are fair to, advisable and in the best interests of, the Berger shareholders, (ii) approved, adopted and declared advisable the merger agreement and (iii) resolved to recommend that Berger shareholders accept the tender offer and tender their shares of Berger common stock pursuant to the tender offer and, if applicable, approve and adopt the merger agreement.

        In arriving at its recommendation, the Board of Directors gave careful consideration to the matters described in the enclosed tender offer materials and Berger's Solicitation/Recommendation Statement on Schedule 14D-9. Among the factors considered by the Board in evaluating the tender offer and the merger was the opinion dated October 10, 2003 of Boenning & Scattergood, Inc. to the effect that as of such date and based upon, and subject to certain matters stated in such opinion, the price per share of $3.90 in cash to be received by the Berger shareholders pursuant to the tender offer and the merger was fair to such shareholders from a financial point of view. The opinion contains a description of the procedures followed, matters considered and limitations on the review undertaken by Boenning & Scattergood, Inc. in rendering its opinion. The written opinion of Boenning and Scattergood, Inc. is attached as Annex B to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

        Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and Berger's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. You should read these documents carefully and in their entirety.

                      Sincerely,

                      President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Berger Holdings, Ltd.
(Name of Subject Company)

Berger Holdings, Ltd.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

Joseph F. Weiderman
President and Chief Executive Officer
805 Pennsylvania Boulevard
Feasterville, Pennsylvania 19053
Telephone: (215) 355-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Jason M. Shargel, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097
Telephone: 215-977-2000
Facsimile: 215-977-2740

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

  Name and Address

        The name of the subject company is Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and the address and telephone number of its principal executive offices are 805 Pennsylvania Boulevard, Feasterville, Pennsylvania, (215) 355-1200.

  Securities

        This Statement relates to the Company's Common Stock, par value $.01 per share (the "Common Shares"), including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights" and, together with the Common Shares, the "Shares") issued pursuant to the Rights Agreement, dated as of August 21, 1998, by and between the Company and Oxford Transfer & Registrar, as Rights Agent (the "Rights Agreement"). As of October 10, 2003, 5,271,926 Shares were issued and outstanding.

Item 2.    Identity and Background of Filing Person.

  Name and Address

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  Tender Offer

        This Statement relates to a tender offer by Amerimax Pennsylvania, Inc., a Pennsylvania corporation ("Purchaser"), which is an indirect wholly owned subsidiary of Euramax International, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on October 20, 2003 (the "Schedule TO") to purchase all of the issued and outstanding Shares, at a price of $3.90 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2003 (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"), by and among Parent, Purchaser and the Company, which, among other things, provides for: (i) the making of the Offer by Purchaser, subject to the conditions and terms of the Merger Agreement; (ii) the subsequent merger of Purchaser with and into the Company (the "Merger"); and (iii) the settlement of the Company's outstanding stock options for an amount equal to the product of (a) the number of Shares subject to the applicable options and (b) the excess, if any, of the price per Share specified in the Merger Agreement or any higher price that may be paid pursuant to the Offer (the "Merger Consideration") over the applicable exercise price. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety. At the effective time of the Merger (the "Effective Time"), each Share outstanding (other than Shares held in the treasury of the Company or held by Purchaser or Parent or their subsidiaries, or Shares held by shareholders validly exercising dissenters rights pursuant to Section 1930 of the Pennsylvania Business Corporation Law of 1988 (the "PBCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

        The Schedule TO states that the address of the principal executive offices of each of Purchaser and Parent is 5445 Triangle Parkway, Suite 350, Norcross, Georgia 30092 and the telephone number is (770) 449-7066.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in (i) the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), attached hereto as Annex A and hereby incorporated herein by reference and (ii) the Company's Proxy Statement on Schedule 14A previously sent to security holders and filed with the SEC on July 30, 2003, filed as Exhibit (e)(7) and hereby incorporated herein by reference.

        Except as described herein or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates.

  The Merger Agreement

        The following summary of the material terms of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as an exhibit hereto and is incorporated herein by reference. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

        The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions of the Offer, Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that Purchaser has the right, in its sole discretion, to modify and make certain changes to the terms and conditions of the Offer as described in Section 1 of the Offer to Purchase—"Terms of the Offer." Parent, Purchaser and the Company agreed that the Offer Price was calculated based upon the accuracy of the capitalization representation in the Merger Agreement and that, in the event the number of outstanding Shares exceeds 5,271,926 or the number of Options, exercise prices of Options or stock grants set forth in the disclosure schedule to the Merger Agreement are inaccurately stated, in any manner adverse to Parent or Purchaser, the Offer Price will be appropriately adjusted downward. The provisions of this paragraph are not in derogation of the capitalization representation. Notwithstanding the foregoing, there will be no adjustment pursuant to this paragraph with respect to the issuance of Shares upon the exercise of Options disclosed in the disclosure schedule to the Merger Agreement.

        The Company Board.    The Merger Agreement provides that immediately upon the acceptance for payment of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, for the election or appointment to the Company Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to any increase in the size of such Board pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased) bears to the number of Shares then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such Shares, the Company will, upon request of Parent or Purchaser and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its best efforts to promptly either increase the size of the Company Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Purchaser to be so elected or appointed to the Company Board, and, subject to applicable law, the Company will take all actions available to the Company to cause such designees of Purchaser to be so elected or appointed. The Merger Agreement provides that at such time, the Company will, if requested by Purchaser and subject to applicable law, also take all action necessary to cause persons designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than any committee of the Board established to take action under the Merger Agreement of the type described in the last sentence of this paragraph or to the extent such appointment would be contrary to applicable law or any exchange on which the Shares are then listed), (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, the Company will use its best efforts to ensure that, if Purchaser's designees are elected to the Company Board, such Company Board will have, at all times prior to the Effective Time, at least two directors who are directors on the date of the Merger Agreement and who are not officers or affiliates of the Company (it being understood that for purposes of this sentence, a director of the Company will not be deemed an affiliate of the Company solely as a result of his or her status as a director of the Company), Parent, Purchaser or any of their affiliates or any of their respective subsidiaries (the "Independent Directors"); and provided further, that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever the remaining Independent Director may designate an Independent Director to be an Independent Director for purposes of the Merger Agreement or if no Independent Directors then remain, the other directors may designate two persons to fill such vacancies who may not be officers or affiliates of the Company, Parent or any of their respective affiliates, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company will promptly take all action reasonably requested by Parent necessary to effect any such election, including furnishing the information required by Section 14(f) of the Exchange Act and Rule 14(f)-1 promulgated thereunder (including furnishing the information to Parent for inclusion in the Offer Documents initially filed with the SEC and distributed to the shareholders of the Company). From and after the time, if any, that Parent's designees constitute a majority of the Company Board and prior to the Effective Time, (i) any amendment of the articles of incorporation or bylaws of the Company or the authorization of any other action ("Other Action") to be taken by the Company under the Merger Agreement (including the consent of the Company pursuant to the Merger), if such amendment or Other Action materially and adversely affects the holders of Shares other than Parent and its affiliates or (ii) any amendment of the Merger Agreement, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser thereunder, any waiver of any of the Company's rights thereunder or any termination of the Merger Agreement by the Company, may be effected only by the action of a majority of the Independent Directors of the Company, which action will be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated thereby and the full Board of Directors of the Company; provided, that, if there is no Independent Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

        The Merger.    Pursuant to the Merger Agreement and the PBCL, as soon as practicable after the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions, including the purchase of Shares pursuant to the Offer and the approval and adoption of the Merger Agreement by the shareholders of the Company (if required by applicable law), Purchaser will be merged with and into the Company and the Company will be the Surviving Corporation and, as of the Effective Time, an indirect wholly owned subsidiary of Parent. At the election of Parent, with the consent of the Company (which consent will not be unreasonably withheld or delayed), any direct or indirect wholly owned subsidiary of Parent may be substituted for Purchaser as a constituent corporation in the Merger. Notwithstanding the foregoing, with the consent of the Company (which consent will not be unreasonably withheld or delayed), Parent may elect at any time prior to the time that the notice of the meeting of shareholders of the Company to consider approval of the Merger and the Merger Agreement (the "Shareholder Meeting") is first given to the Company's shareholders that instead of merging Purchaser into the Company as hereinabove provided, to merge the Company into Purchaser or another direct or indirect wholly owned subsidiary of Parent. In such event the parties will execute an appropriate amendment to the Merger Agreement in order to reflect the foregoing and to provide that Purchaser or such other subsidiary of Parent will be the Surviving Corporation. At the Effective Time, each issued and outstanding Share, other than Shares held by (A) the Company or any of its subsidiaries, (B) Parent or Purchaser or any of their subsidiaries and (C) shareholders who properly perfect their dissenters' rights under the PBCL, if applicable, will be converted into the right to receive the Merger Consideration or any higher price that may be paid for Shares pursuant to the Offer, without interest. The Company's Articles of Incorporation will become the Articles of Incorporation of the Surviving Corporation, and Purchaser's Bylaws will be the Bylaws of the Surviving Corporation.

        Options.    The Merger Agreement provides that, before the Effective Time, the Company will take such actions as are necessary to cause all options to acquire the Shares outstanding under the Company's stock option plans and other arrangements (each, an "Option", and collectively, the "Options") to become cancelled. At the Effective Time, each Option then outstanding will be cancelled, and each holder thereof will be entitled to receive therefor a payment in cash (subject to any applicable withholding taxes) equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject or related to such Option. Such cash payment will be paid immediately prior to the Effective Time. The Company will take all necessary actions to effect the foregoing, to terminate the Company's stock option plans and similar arrangements and to ensure that all Options are cancelled.

        Representations and Warranties.    In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capitalization, authority to enter into the Merger Agreement, absence of certain changes or events, filings with the SEC, disclosures in proxy statements and tender offer documents, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, brokers' and finders' fees, statements in the Offer documents, litigation, financial statements, insurance, labor and employment matters, employee benefit plans, tax matters, compliance with applicable laws, intellectual property, environmental matters, material contracts, applicability of state takeover statutes, enforceability of contracts, absence of undisclosed liabilities, title to properties, indemnification claims, products liability, relationships with customers and suppliers, affiliate transactions, absence of questionable payments, the Company Rights Agreement, and excess parachute payments.

        In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which Parent or Purchaser or their assets may be subject, and disclosures in proxy statements and tender offer documents.

        Interim Operations.    Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent, it will and will cause each of its subsidiaries to (i) operate its business in the usual and ordinary course consistent with past practices, (ii) use its commercially reasonable best efforts to preserve intact its business organization, maintain its rights and franchises, retain the services of its respective key employees and maintain its relationships with its respective customers and suppliers and others having business dealings with it to the end that its goodwill and ongoing business will be unimpaired at the Effective Time, (iii) use its commercially reasonable best efforts to maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and to maintain supplies and inventories in quantities consistent with its customary business practice; and (iv) use its commercially reasonable best efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

        Except as set forth in the disclosure schedule to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Parent, from the date of the Merger Agreement until the Effective Time, it will not, and will not permit any of its subsidiaries to (a) (A) increase the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (B) grant any severance or termination pay (other than pursuant to the normal severance policy or practice of the Company or its subsidiaries as disclosed in the disclosure schedule to the Merger Agreement and in effect on the date of the Merger Agreement) to, or enter into or amend in any material respect any employment or severance agreement with, any employee; (C) establish, adopt, enter into or amend any collective bargaining agreement or employee benefit plan of the Company or any of its applicable affiliates; or (D) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or benefit plan of the Company or any of its applicable affiliates; (b) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company; (c) redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (A) any such acquisition by the Company or any of its wholly owned subsidiaries directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or (B) any acquisition, purchase, forfeiture or retirement of Shares or the Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing benefit plan of the Company or any of its subsidiaries, in a manner otherwise consistent with the terms of the Merger Agreement); (d) effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; (e) except as contemplated by the Rights Agreement and not in violation of the Merger Agreement, offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any other voting securities of, the Company or any of its subsidiaries, or any "phantom" stock, "phantom" stock rights, SARs or stock-based performance units, other than issuances of Shares upon the exercise of the Options outstanding at the date of the Merger Agreement in accordance with the terms thereof (as in effect on the date of the Merger Agreement); (f) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person (other than the purchase of inventories and supplies from suppliers or vendors in the ordinary course of business and consistent with past practice and other than asset acquisitions which do not exceed $25,000 in any individual transaction or $50,000 in the aggregate); (g) sell, lease, exchange or otherwise dispose of, or grant any lien with respect to, any of the properties or assets of the Company or any of its subsidiaries that have a fair market or book value (whichever is greater) of more than $25,000 individually or $50,000 in the aggregate, except for dispositions of excess or obsolete assets and sales of inventories in the ordinary course of business and consistent with past practice; (h) propose or adopt any amendments to its articles of incorporation or bylaws or other organizational documents; (i) effect any change in any accounting methods, principles or practices in effect as of December 31, 2002 affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by a change in generally accepted accounting principles; (j) (A) incur any indebtedness (other than borrowings for working capital purposes under the Company's existing revolving credit facility disclosed in the disclosure schedule to the Merger Agreement), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any such indebtedness or debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company; (k) enter into certain contracts described in the Merger Agreement other than contracts with customers and suppliers for goods or services entered into in the ordinary course of business and consistent with past practices that are not expected to result in payments to or liabilities of the Company and its subsidiaries in excess of $100,000 for any single contract or series of related contracts which are reasonably expected to be performed within 90 days of entry or as permitted by the Merger Agreement; provided, however, that Parent agrees that it will not unreasonably withhold or delay its consent to certain intellectual property licenses described in the Merger Agreement to the extent not permitted by the foregoing; (l) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in its public filings with the SEC since December 31, 2002 (but not in excess of the amount so reflected or reserved) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice; (m) take any of the actions set forth in the Company's Absence of Certain Changes representation and warranty in the Merger Agreement that are not otherwise specified in this paragraph; (n) settle the terms of any material litigation affecting the Company or any of its subsidiaries, including any litigation with shareholders of the Company or involving the Merger Agreement or the Transactions; (o) make or revoke any tax election except in a manner consistent with past practice, change any method of accounting for tax purposes, settle or compromise any material tax liability, or agree to an extension of time of a statute of limitations; (p) make or agree to make any new capital expenditures other than capital expenditures made in the ordinary course of business and consistent with past practices which individually do not exceed $100,000 and which in the aggregate do not exceed $250,000; (q) (A) amend or waive any provisions of the Rights Agreement (other than such amendments as are necessary to accommodate the Merger Agreement and the Transactions) or redeem any Rights or (ii) implement or adopt any other so-called "poison pill," shareholder rights plan or other similar plan; provided, however, that the Company may delay the "Distribution Date" (as defined in the Rights Agreement) as contemplated by the Company Rights Agreement to a date not later than the close of business on the tenth day after the "Stock Acquisition Date" (as defined in the Rights Agreement) without the consent of Parent; or (r) agree in writing or otherwise to take any of the foregoing actions described in subsection (a) through (q) or any action which would make any representation or warranty of the Company in the Merger Agreement, the Tender and Option Agreement or the Stock Option Agreement untrue or incorrect in any material respect or cause any condition described in Section 15 of the Offer to Purchase—"Certain Conditions of the Offer" to be unsatisfied.

        No Solicitation.    In the Merger Agreement, the Company has agreed from and after the date of the Merger Agreement until the Effective Time or earlier termination of the Merger Agreement, neither the Company nor any of its subsidiaries will directly or indirectly initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making or submission of any Acquisition Proposal (as defined below) or enter into or maintain or continue discussions or negotiate with any person or group in furtherance of such inquiries or to obtain or induce any person or group to make or submit an Acquisition Proposal or agree to or endorse any Acquisition Proposal or assist or participate in, facilitate or encourage, any effort or attempt by any other person or group to do or seek any of the foregoing or authorize or permit any of its officers, directors or employees or any of its subsidiaries or affiliates or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its subsidiaries to take any such action; provided, however, that nothing contained in the Merger Agreement will prohibit the Company or the Company Board from, prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer or adoption of the Merger Agreement by the requisite vote of the shareholders of the Company, furnishing information to or entering into discussions or negotiations with any person or entity that makes an unsolicited (i.e. not solicited after the date of the Merger Agreement) written, bona fide Acquisition Proposal that the Company Board determines reasonably and in good faith constitutes or presents a reasonable likelihood of resulting in a Superior Proposal (as defined below), if, and only to the extent that prior to taking such action (other than the negotiation of the confidentiality agreement referred to in the following clause (y) prior to the disclosure of any Company information) the Company (x) delivers to Parent and Purchaser the notice required the Merger Agreement stating that it is taking such action and (y) receives from such person or group an executed confidentiality agreement that is not, in any material respect, less restrictive as to such person or entity than the confidentiality agreement between Parent and the Company and which, in any event, contains customary confidentiality and standstill restrictions and will not contain any exclusivity provisions which would prohibit the Company from complying with its obligations under the Merger Agreement. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" by any officer, director, employee or affiliate of the Company or any of its subsidiaries or any investment banker, attorney, accountant or other advisor, agent or representative of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its subsidiaries or otherwise, will be deemed to be a breach of such covenant by the Company.

        "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or of any Material Business (as defined below) or of any subsidiary or subsidiaries responsible for a Material Business in a single transaction or series of related transactions; (iii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of the outstanding shares of any class of equity securities of the Company or its subsidiaries (or in the case of a person or group which beneficially owns more than 20% of the outstanding shares of any class of equity securities of the Company as of the date hereof, would result in such person or group increasing the percentage or number of shares of such class beneficially owned by such person or group) or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; (iv) any acquisition of 20% or more of the outstanding Shares or the filing of a registration statement under the Securities Act in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger; or (v) any public announcement by the Company or any third party of a proposal, plan or intention to do any of the foregoing or of any agreement to engage in any of the foregoing. "Superior Proposal" means any proposal made by one or more third parties (the "bidders") to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, all the Shares then outstanding or all or substantially all of the assets of the Company and its subsidiaries, for consideration consisting of all cash and for which such bidders have such consideration immediately available and such proposal is not otherwise subject to a financing condition, which the Company Board determines reasonably and in good faith (after receiving a fairness opinion of B&S or another financial advisor of nationally recognized reputation) to be superior to the holders of Shares from a financial point of view (taking into account any changes to the terms of the Merger Agreement and the Offer that have been proposed by Parent in response to such proposal) and to be more favorable to the Company and the holders of Shares (taking into account all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such proposal and the third party making such proposal and the conditions and prospects for completion of such proposal) than the Offer, the Merger and the other transactions contemplated by the Merger Agreement taken as a whole. "Material Business" means any business (or the assets needed to carry out such business) that contributed or represented 20% or more of the net sales, the net income or the assets (including equity securities) of the Company and its subsidiaries taken as a whole.

        Neither the Company Board nor any committee thereof will (i) withdraw, modify in a manner adverse to Parent or Purchaser or fail to make, or propose to withdraw, modify in a manner adverse to Parent or Purchaser or fail to make its approval or recommendation of the Offer or the Merger or of the Tender and Option Agreement, the Merger Agreement and the other Transactions, (ii) except as permitted by the terms of the next paragraph, approve or recommend, or propose to approve or recommend, any Acquisition Proposal, except that nothing will prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if the Company Board, after consultation with independent legal counsel, determines reasonably and in good faith that the failure to take such action would reasonably be expected to constitute a breach of the fiduciary duty of the Company Board under applicable law (provided that neither the Company Board nor any committee thereof withdraws or modifies, or proposes to withdraw or modify, the approval or recommendation of the Company Board of the Offer or the Merger); (iii) take any action not previously taken to render the provisions of any anti-takeover statute, rule or regulation (including Sections 2538 though 2588, inclusive, of the PBCL) inapplicable to any person (other than Parent, Purchaser or their affiliates) or group or to any Acquisition Proposal, or (iv) cause the Company to accept such Acquisition Proposal and/or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

        Nothing contained in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if the Company Board, after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines reasonably and in good faith that the failure to take such action would reasonably be expected to constitute a breach of the fiduciary duty of the Company Board under applicable law; provided that neither the Company Board nor any committee thereof withdraws or modifies, or proposes to withdraw or modify, the approval or recommendation of the Company Board of the Offer or the Merger.

        In addition to the obligations of the Company set forth above, the Company will promptly (and in any event, within one business day) advise Parent orally and in writing of any request for information or the submission or receipt after the date of the Merger Agreement of any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such request, Acquisition Proposal or inquiry and the Company's response or responses thereto. The Company will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. Immediately following the execution of the Merger Agreement, the Company will cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

        Indemnification of the Officers and Directors.    In the Merger Agreement, Parent and Purchaser agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries (including any director or officer of the Company or its subsidiaries acting in their capacity as directors, officers, agents or trustees of any benefit plan for employees of the Company and its subsidiaries) as provided in the Company and/or, if greater, such subsidiaries' respective articles of incorporation or bylaws will survive the Merger and will continue in full force and effect in accordance with their terms for a period of six years from the Effective Time (notwithstanding any subsequent amendment of the respective articles of incorporation or bylaws, provided that any amendment will explicitly retain these rights for these persons). Parent will cause to be purchased, promptly following the date of the first purchase of any Shares by Purchaser pursuant to the Offer, an extension covering a period of six years from the Effective Time for the Company's directors' and officers' insurance and indemnification policy in effect on the date of the Merger Agreement, so long as the aggregate premium to be paid by the Company for such insurance extension would not exceed $168,750.

        The parties to the Merger Agreement agreed that if any claim or claims will, subsequent to the date of the first purchase of any Shares by Purchaser pursuant to the Offer and within six years after the Effective Time, be made in writing against any present or former director or officer of the Company or its subsidiaries based on or arising out of the services of such person prior to the Effective Time in the capacity of such person as a director or officer of the Company or its subsidiaries (and such director or officer will have given Parent written notice of such claim or claims within such six year period), the provisions of preceding paragraph respecting the rights to indemnify the current or former directors or officers under the articles of incorporation and bylaws of the Company and/or its subsidiaries will continue in effect until the final disposition of all such claims.

        Employee Plans and Benefits and Agreements.    Simultaneously with the execution of the Merger Agreement, the Company Board (or, if appropriate, any committee administering the Company's stock option plans) will adopt such resolutions or take such other actions to cancel each outstanding Option and entitle the holders of outstanding Options which are vested and exercisable immediately prior to the Effective Time to receive a payment in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject or related to such Option, and thereafter the Board of Directors of the Company (or any such committee) will adopt any such additional resolutions and take such additional actions as are required in furtherance of the foregoing. The amount described in the previous sentence will be paid by the Company immediately before the Effective Time.

        The Company agreed that no further grants of Options will be made under the Company stock option plans or otherwise by the Company after the date of the Merger Agreement, and the provision in any other benefit plan providing for the potential issuance, transfer or grant of any capital stock of the Company or any of its subsidiaries or any interest, or release of restrictions in respect of any capital stock of the Company or any of its subsidiaries will be deleted, and the Company stock options plans will be terminated, as of the Effective Time, and the Company will ensure that following the Effective Time no holder of an Option (whether or not outstanding as of the Effective Time), restricted stock, derivative security, or any participant in any other benefit plan will have any right thereunder to acquire any capital stock of the Company or any of its subsidiaries or the Surviving Corporation. No participant in the Company stock option plans or other holder of Options will be entitled to receive any other payment or benefit thereunder except as provided in the preceding paragraph.

        Except as provided in this paragraph, nothing contained in the Merger Agreement will confer upon any employee of the Company, the Company's applicable affiliates or any of the Company's subsidiaries any right with respect to employment by Parent, Purchaser or any of Parent's subsidiaries or the Surviving Corporation or any of its applicable affiliates, nor will anything in the Merger Agreement interfere with the right of Parent, Purchaser or any of Parent's subsidiaries, or the Surviving Corporation or any of its applicable affiliates, to terminate the employment of any employee who continues employment with the Surviving Corporation or any applicable affiliates after the Effective Time (each, a "continuing employee") at anytime, with or without cause, or except as otherwise expressly provided in the Merger Agreement restrict Parent, Purchaser or any of Parent's subsidiaries in the exercise of their independent business judgment in modifying any other terms and conditions of the employment of any continuing employee. No provision of the Merger Agreement will create any third party beneficiary rights in any continuing employee, any beneficiary or any dependent thereof with respect to the compensation, terms and conditions of employment or benefits that may be provided to any continuing employee by the Surviving Corporation or its affiliates or under any benefit plan which the Surviving Corporation or its affiliates may maintain or cause to be maintained with respect to such continuing employee. Notwithstanding the forgoing, Parent agrees that following the date of the first purchase of any Shares by Purchaser pursuant to the Offer (assuming Purchaser's designees under the Merger Agreement constitute at least a majority of the Company Board) it will use its commercially reasonable best efforts to cause the Company and the Surviving Corporation to comply with the applicable terms and provisions of the agreements listed on the applicable disclosure schedule to the Merger Agreement if such agreements are then in effect. Nothing in the Merger Agreement will require Parent or the Surviving Corporation to continue any particular benefit plan, agreement, policy or arrangement or prevent the amendment or termination thereof; provided, however, that subject to applicable law the Company's employees will receive full credit for prior years of service to the Company under, and will not be subject to any waiting periods under, any benefit plans which Parent or the Surviving Corporation make available to continuing employees.

        Commercially Reasonable Best Efforts.    In the Merger Agreement, subject to the terms and conditions thereof, each of the parties will use commercially reasonably best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as soon as reasonably practicable the transactions contemplated thereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the Stock Option Agreement and the Tender and Option Agreement, the proper officers and directors of each party to the Merger Agreement will take all such necessary action. Such commercially reasonable best efforts will apply to, without limitation, (i) the obtaining of all necessary consents, approvals or waivers from third parties and governmental entities necessary to the consummation of the transactions contemplated by the Merger Agreement and (ii) opposing vigorously any litigation or administrative proceeding relating to the Merger Agreement and the Tender and Option Agreement or the Transactions, including, without limitation, promptly appealing any adverse court or agency order. Notwithstanding the foregoing or any other provisions contained in the Merger Agreement or the Tender and Option Agreement to the contrary, neither Parent nor any of its affiliates will be under any obligation of any kind to (i) enter into any negotiations or to otherwise agree with or litigate against any governmental entity, including but not limited to any governmental or regulatory authority with jurisdiction over the enforcement of any applicable federal, state, local and foreign antitrust, competition or other similar laws, or (ii) otherwise agree with any governmental entity or any other party to sell or otherwise dispose of, agree to any limitations on the ownership or control of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets or businesses of any of the Company, its subsidiaries, Parent or any of Parent's affiliates. Pursuant to the Merger Agreement, the failure to obtain any consents under certain of the agreements listed in the disclosure schedule to the Merger Agreement will not result in the failure to satisfy the consent condition (as described below), except to the extent such agreements are marked with an asterisk (*) thereon.

        Pursuant to the Merger Agreement, the Company will give and make all required and material notices and reports to the appropriate persons with respect to the permits and environmental permits that may be necessary for the sale and purchase of the business and the ownership, operation and use of the assets of the Surviving Corporation by Parent and Purchaser after the Effective Time. Subject to the other terms of the Merger Agreement, each of the Company, Parent and Purchaser will cooperate and use their respective commercially reasonable best efforts to make all filings, to obtain all actions or nonactions, waivers, permits and orders of governmental entities necessary to consummate the transactions contemplated by the Merger Agreement and to take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity. Each of the parties to the Merger Agreement will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing.

        Pursuant to the Merger Agreement, the Company and Company Board will (i) ensure that no state takeover statute or similar statute, rule or regulation (including Sections 2538 through 2588, inclusive, of the PBCL) is or becomes applicable to the Offer, the Merger, the Merger Agreement, the Tender and Option Agreement or any of the other transactions contemplated by the foregoing and (ii) if any state takeover statute or similar statute, rule or regulation becomes applicable to the Offer, the Merger, the Merger Agreement, the Tender and Option Agreement or any other transactions, ensure that the Offer, the Merger and the other transactions, including the transactions contemplated by the Merger Agreement and the Tender and Option Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the Tender and Option Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions, including the transactions contemplated by the Merger Agreement, and the Tender and Option Agreement.

        Confidentiality Agreement.    The parties to the Merger Agreement agreed that the provisions of the Confidentiality Agreement will remain binding and in full force and effect in accordance with its terms, except that the ninth (9th) paragraph thereof (regarding non-solicitation) will be superseded by the no solicitation covenant of the Merger Agreement, which is described in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—No Solicitation." The parties will comply with, and will cause their respective representatives to comply with, all of their respective obligations under the Confidentiality Agreement until the Effective Time, at which time the Confidentiality Agreement will terminate and be of no further force and effect. Notwithstanding anything in the Merger Agreement (or in the Confidentiality Agreement) to the contrary, any party subject to confidentiality obligations of the Merger Agreement or under any related document (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, any information with respect to the U.S. federal income tax treatment and U.S. federal income tax structure of the transactions contemplated in the Merger Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. To the extent not inconsistent with the immediately preceding sentence, this authorization does not extend to disclosure of any other information, including without limitation (a) the identities of participants or potential participants in this transaction, (b) the existence or status of any negotiations, or (c) or any other term or detail, or portion of any documents or other materials, not related to the tax treatment or tax structure of the potential transaction.

        Shareholder Meeting.    The Merger Agreement provides that, to the extent required by applicable law, the Company will promptly after consummation of the Offer take all action necessary in accordance with the PBCL and its Articles of Incorporation and Bylaws to convene the Shareholder

Meeting to consider and vote on the Merger and the Merger Agreement. At the Shareholder Meeting, all of the Shares then owned by Parent, Purchaser or any other subsidiary of Parent will be voted to approve the Merger and the Merger Agreement. The Company Board will recommend that the Company's shareholders vote to approve the Merger and the Merger Agreement if such vote is sought, will use its commercially reasonable best efforts to solicit from shareholders of the Company proxies in favor of the Merger and will use its best efforts to take all other action in its judgment necessary and appropriate to secure the vote of shareholders required by the PBCL to effect the Merger.

        The Merger Agreement provides that Parent and Purchaser will not, and they will cause their subsidiaries not to, sell, transfer, assign, encumber or otherwise dispose of the Shares acquired pursuant to the Offer or otherwise prior to the Shareholder Meeting; provided, however, that this paragraph will not apply to the sale, transfer, assignment, encumbrance or other disposition of any or all such Shares in transactions involving solely Parent, Purchaser and/or one or more of their wholly owned subsidiaries. Parent and Purchaser will, or will cause their subsidiaries to, vote any Shares owned by them in favor of the Merger.

        Notwithstanding the two immediately preceding paragraphs, in the event that Purchaser will acquire at least 80% of the Shares, the parties to the Merger Agreement agree to take all necessary and appropriate action to cause the Merger to become effective, in accordance with the PBCL, as soon as reasonably practicable after such acquisition, without a meeting of the shareholders of the Company.

        Conditions to the Merger.    The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if required by the PBCL, the Merger Agreement will have been approved by the requisite affirmative vote of the shareholders of the Company in accordance with applicable law, (ii) no statute, rule, regulation, executive order, decree or injunction will have been enacted, entered, promulgated, or enforced by any court or governmental entity which is in effect and has the effect of prohibiting the consummation of the Merger and (iii) (x) in the case of the Company's obligations, all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been obtained and be in effect at the Effective Time, except where the failure to obtain any such consent would not reasonably be expected to subject any officer, director, employee or shareholder of the Company to civil or criminal liability in respect of the failure to obtain such consent, and (y) in the case of Parent's and Purchaser's obligations, (A) all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been obtained and be in effect at the Effective Time, and (B) there will not be threatened or pending any suit, action, or proceeding by any governmental entity, or by any other person which has a reasonable possibility of success, with respect to the Merger Agreement or the Transactions, except where the failure to obtain any such consent or the existence of any such suit, action or proceeding would not reasonably be expected to (i) have a material adverse effect on the Company or Parent, (ii) materially impede or limit the ownership, operation or use of any of the Company's or any of its subsidiaries' assets or business after the consummation of the Merger, or to compel the Company or Parent or any of their respective subsidiaries or affiliates to dispose of or hold separate any of their businesses or assets as a result of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement, (iii) impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote the Shares accepted for payment by it on all matters properly presented to the shareholders of the Company, (iv) prohibit Parent or any of its subsidiaries or affiliates from effectively controlling the businesses of the Company and its subsidiaries in any material respect, or (v) require divestiture by Purchaser or any of its affiliates of any Shares; provided, however, that Parent will be deemed to have waived this condition with respect to any failure to obtain or be in effect any such consent, order or approval or the existence of any such suit, action or proceeding, which failure or existence existed prior to the acceptance for payment by Purchaser of Shares pursuant to the Offer.

        The obligations of Parent and Purchaser to complete the Merger are further subject to the satisfaction or waiver, prior to the Effective Time, of the condition that Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer.

        Termination.    The Merger Agreement may be terminated and the Merger may be abandoned at any time (notwithstanding approval thereof by the shareholders of the Company) prior to the Effective Time:

        (a)   by mutual written consent duly authorized by the Boards of Directors of the Company, Parent and Purchaser;

        (b)   by Parent, Purchaser or the Company if any court of competent jurisdiction or other governmental entity will have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree or ruling or other action is or will have become nonappealable;

        (c)   by Parent or Purchaser, if due to an occurrence or circumstance (except where Parent's or Purchaser's breach of any of their respective obligations under the Merger Agreement is the cause of or directly resulted in such occurrence or circumstance) which would result in the occurrence and continued existence of any of the conditions described in Section 15 of the Offer to Purchase—"Certain Conditions of the Offer," Purchaser will have (i) failed to commence the Offer in accordance with the terms of the Merger Agreement, (ii) terminated the Offer without purchasing any Shares pursuant to the Offer or (iii) failed to accept for payment Shares pursuant to the Offer prior to January 31, 2004;

        (d)   by the Company if there will not have been and be continuing a material breach of any representation, warranty, covenant or agreement on the part of the Company, and Purchaser will have (A) failed to commence the Offer in violation of the terms of the Merger Agreement, (B) terminated the Offer without purchasing all the Shares validly tendered and not withdrawn pursuant to the Offer, or (C) failed to accept for payment Shares pursuant to the Offer prior to January 31, 2004;

        (e)   by Parent or Purchaser prior to the purchase of Shares pursuant to the Offer, if (i) (x) any representations and warranties of the Company contained in the Merger Agreement which are qualified by materiality will not be true and correct at any time prior to the acceptance for payment of Shares pursuant to the Offer (without regard to any knowledge qualifications therein), (y) the representations and warranties of the Company contained in the Merger Agreement which are not qualified by materiality will not be true and correct in any material respect at any time prior to the acceptance for payment of Shares pursuant to the Offer (without regard to any knowledge qualifications therein) or (z) the representations and warranties of the Company in the Merger Agreement will not be true and correct at any time prior to the acceptance for payment of Shares pursuant to the Offer (determined without regard to any materiality or knowledge qualifications therein) except to the extent any failures of the representations or warranties to be true and correct in the aggregate could not reasonably be expected to have a material adverse effect on the Company (other than to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will not be true and correct as of such date), or (ii) the Company will not have performed and complied with, in all material respects (without reference to any materiality qualifications therein), each covenant or agreement contained in the Merger Agreement and required to be performed or complied with by it, and which breach, in the case of clause (i) and (ii) above, will not have been cured prior to the earlier of (A) 10 business days following notice of such breach to the Company by Parent or Purchaser and (B) January 31, 2004; provided, however, that the Company will have no right to cure and Parent and Purchaser may immediately terminate the Merger Agreement in the event that such breach by the Company was willful, in the event of a material breach of the no solicitation covenant described in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—No Solicitation" (whether or not willful), or in the event that such breach is not reasonably capable of being cured within such period of time or (iii) the Company Board or any committee thereof will have withdrawn, or modified, amended or changed (including by amendment of the Schedule 14D-9 to be filed by the Company on the Date of the Offer) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement or any of the Transactions, or will have approved or recommended to the Company's shareholders an Acquisition Proposal or any other acquisition of Shares other than the Offer and the Merger, or will have adopted any resolutions to effect any of the foregoing or (iv) the Company Board will have failed to publicly reaffirm their approval or recommendation of the Offer, the Merger, the Merger Agreement or any of the Transactions within two business days following Parent's or Purchaser's written request to do so;

        (f)    by the Company prior to the purchase of any Shares pursuant to the Offer if (i) there will have been a material breach of any representation or warranty in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or the Merger or (ii) Parent or Purchaser will not have performed or complied with, in all material respects (without reference to any materiality qualifications therein), each covenant or agreement contained in the Merger Agreement and required to be performed or complied with by them, and such breach materially adversely affects the Company, its shareholders generally or its employees generally or which materially adversely affects (or materially delays) the consummation of the Offer or the Merger, and which breach, in the case of both clause (i) and clause (ii) above, will not have been cured prior to the earlier of (A) 10 business days following notice of such breach to Parent and Purchaser by the Company and (B) January 31, 2004; provided, however, that Parent and Purchaser will have no right to cure such breach and the Company may immediately terminate the Merger Agreement in the event that such breach by Parent or Purchaser was willful or in the event such breach is not reasonably capable of being cured within such period of time;

        (g)   by Parent or Purchaser prior to the purchase of Shares pursuant to the Offer if any person or group (which includes a "person" or "group" as such terms are defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser, any of their affiliates, or any group of which any of them is a member, will have acquired beneficial ownership of more than 20% of the outstanding Shares or will have consummated or entered into a definitive agreement or an agreement in principle with the Company or any of its subsidiaries to consummate an Acquisition Proposal or if any person or group which, prior to the date of the Merger Agreement, had a Schedule 13D or 13G on file with the SEC will have acquired beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, which together with the shares of capital stock of the Company previously beneficially owned by such person or group, constitutes 20% or more of any such class or series, or will have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) which together with the Shares previously beneficially owned by such person or group, constitutes 20% or more of any such class or series (it being understood that the execution of the Tender and Option Agreement by the Company shareholders that are parties thereto and the performance of their obligations thereunder will not, in itself, be deemed to constitute such an acquisition of beneficial ownership triggering this provision);

        (h)   by Parent or Purchaser if the Company or any shareholder party to the Tender and Option Agreement will have breached in any material respect any of its or their obligations under the Tender and Option Agreement and such breach will not have been cured, provided that there will be no right to cure in respect of breaches that are not reasonably capable of cure;

        (i)    by Parent or Purchaser due to the occurrence of (x) any of the events or circumstances specified in subsection (c) of Section 15 of the Offer to Purchase—"Certain Conditions of the Offer,"

which, to the extent curable, is not cured within 60 days, (y) any of the events or circumstances specified in subsection (d) of Section 15 of the Offer to Purchase—"Certain Conditions of the Offer," which, to the extent curable, is not cured within 30 days if involving a governmental entity or 60 days if not involving a governmental entity or (z) any of the events or circumstances specified in subsection (e) of Section 15 of the Offer to Purchase—"Certain Conditions of the Offer," which, to the extent curable, is not cured within 30 days;

        (j)    by the Company prior to the purchase of any Shares pursuant to the Offer and not earlier than 5 business days after the Company gives Parent prior written notice if (i) after the date of the Merger Agreement the Company Board will receive an unsolicited bona fide Acquisition Proposal and the Company Board determines reasonably and in good faith (after receiving a fairness opinion of B&S or another financial advisor of nationally recognized standing with respect to the Acquisition Proposal) that the Acquisition Proposal is a Superior Proposal (after considering any changes made to Parent's Offer within the 5 business day notice period); provided, that such Superior Proposal was not solicited by the Company after the date hereof and did not otherwise result from a breach of the provisions described in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—No Solicitation"; provided, further, that the Company's ability to terminate the Merger Agreement pursuant to this paragraph is conditioned upon the payment by the Company to Parent of any amounts owed by it pursuant to sections of the Merger Agreement described in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination Fee;" or

        (k)   by Parent, Purchaser or the Company if the date of the first purchase of any Shares by Purchaser pursuant to the Offer will not have occurred by March 31, 2004.

        In the event of the termination and abandonment of the Merger Agreement pursuant to the provision set forth in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination," the Merger Agreement (except for certain provisions) will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or shareholders except as provided in the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, to the extent the Company then owes Parent a Termination Fee (as defined below) at the time of such termination, termination by the Company pursuant to the Merger Agreement will not be effective unless prior to or simultaneously therewith such Termination Fee is paid to Parent.

        Termination Fee.    Except as provided below, all fees and expenses incurred by the parties to the Merger Agreement will be borne solely and entirely by the party which has incurred such fees and expenses. If:

          (i)(x)  Parent or Purchaser terminates the Merger Agreement pursuant to subsections (c), (i) or (k) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination," or the Company terminates the Merger Agreement pursuant to subsection (d) thereof, in either case, in circumstances when, prior to such termination any third party will have acquired beneficial ownership of 20% or more of the outstanding Shares (or any person or group with a Schedule 13D or 13G on file with the SEC (including the shareholders party to the Tender and Option Agreement except as expressly permitted in that agreement) will have acquired beneficial ownership of additional shares of any class or series of capital stock of the Company (including Shares), through the acquisition of stock, the formation of a group or otherwise, which together with the shares of capital stock of the Company previously beneficially owned by such person or group, constitutes 20% or more of any such class or series, or will have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) which together with the shares of capital stock of the Company previously beneficially owned by such person or group, constitutes 20% or more of any such class or series (it being understood that the execution of the Tender and Option Agreement by the Company shareholders that are parties thereto and the performance of their obligations thereunder will not, in itself, be deemed to constitute such an acquisition of beneficial ownership triggering this provision)) or will have made or consummated or announced an intention to make or consummate an Acquisition Proposal (or with respect to any proposal that may be existing on the date hereof, not withdrawn such Acquisition Proposal) or (y) Parent or Purchaser terminates the Merger Agreement pursuant to subsection (g) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination," and, in any such case described in clauses (x) or (y) in this paragraph, within 12 months after such termination the Company or any of its subsidiaries enters into or publicly announces an intention to enter into a definitive agreement with respect to an Acquisition Proposal, or consummates or publicly announces an intention to consummate an Acquisition Proposal;

          (ii)  Parent or Purchaser terminates the Merger Agreement pursuant to (x) clauses (i) or (ii) of subsection (e) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination," as a result of a willful and material breach of the Merger Agreement by the Company or any material breach of the no solicitation covenant described in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—No Solicitation" (whether or not willful), (y) clauses (iii) or (iv) of subsection (e) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination," or (z) subsection (h) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination";

          (iii)  the Company terminates the Merger Agreement pursuant to subsection (f) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination" in circumstances when Parent or Purchaser will also have the right to terminate the Merger Agreement pursuant to the circumstances described in subsections (b)(i) or (b)(ii) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination"; or

          (iv)  the Company terminates the Merger Agreement pursuant to subsection (j) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination."

then, in each case, the Company will pay to Parent, within two business days following the execution and delivery of such agreement or such occurrence, as the case may be, or prior to or simultaneously with such termination by the Company as contemplated by subsections (b)(i), (b)(iii) or (b)(iv) of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination," a fee, in cash, of $1.1 million (a "Termination Fee"); provided, that the Company in no event will be obligated to pay more than one such Termination Fee with respect to all such agreements and occurrences and such termination. Any payment required to be made pursuant to this paragraph will be made to Parent by wire transfer of immediately available funds to an account designated by Parent. The provisions of Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—Termination Fee" will not derogate from any other rights or remedies which Parent or Purchaser may possess under the Merger Agreement or under applicable law, and the payment of the Termination Fee will not be deemed to constitute liquidated damages.

        Subject to the terms of the Merger Agreement, if a party breaches the Merger Agreement and such breach is not a material and willful breach by the breaching party or a material breach by the Company of the no solicitation covenant described in Section 12 of the Offer to Purchase—"Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" under "—No Solicitation" whether or not such breach is willful, the breaching party will not be liable in any amount in excess of the non-breaching party's reasonable costs and expenses incurred in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions, including all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to the non-breaching party and its affiliates (collectively, the "Expenses"), except to the extent that a Termination Fee is payable pursuant to the preceding paragraph (which will be payable in addition to any amount owing under this paragraph); provided, however, that in no event will Expenses payable pursuant to this paragraph under any circumstances by any party exceed $500,000 in the aggregate.

  Tender and Option Agreement

        The following summary of the material terms of the Tender and Option Agreement is qualified in its entirety by reference to the complete text of the Tender and Option Agreement, which has been filed as an exhibit hereto and is incorporated herein by reference. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Tender and Option Agreement.

        Pursuant to the Tender and Option Agreement, each Shareholder agreed to validly tender (or cause the record owner of such shares to validly tender) and sell (and not withdraw) Shares to Purchaser pursuant to and in accordance with the terms of the Offer as promptly as reasonably practicable and in any event prior to the tenth business day after commencement of the Offer. With respect to each Shareholder, the Tender and Option Agreement applies to all of the then outstanding Shares beneficially owned by such Shareholder (including the Shares outstanding as of the date of the Tender and Option Agreement and set forth in the Tender and Option Agreement opposite such Certain Shareholder's name). In the event that, notwithstanding the provisions of the first sentence of this paragraph, during the term of the Tender and Option Agreement, any Shares beneficially owned by a Shareholder are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such Shares will remain subject to the terms of the Tender and Option Agreement. Each Shareholder acknowledges that Purchaser's obligation to accept for payment and pay for Shares tendered in the Offer is subject to all the terms and conditions of the Offer.

        Each Shareholder (a) agreed that at any annual, special, postponed or adjourned meeting of the shareholders of the Company it will cause the Shares such Shareholder beneficially owns to be counted as present (or absent if requested by Parent or Purchaser) thereat for purposes of establishing a quorum in order to vote or consent and (b) constitute and appoint Parent and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Tender and Option Agreement, as his, her or its true and lawful attorney and proxy for and in his, her or its name, place and stead, to vote all the Shares such Shareholder beneficially owns at the time of such vote, at any annual, special, postponed or adjourned meeting of the shareholders of the Company (and this appointment will include the right to sign his or its name (as Shareholder) to any consent, certificate or other document relating to the Company that laws of the Commonwealth of Pennsylvania may require or permit), in the case of both (a) and (b) above, (x) in favor of approval and adoption of the Merger Agreement and approval and adoption of the Merger and the other Transactions and (y) against (1) any Acquisition Proposal, (2) any action or agreement that could reasonably be expected to result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement or the Tender and Option Agreement and (3) the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iii) (A) any change in a majority of the persons who constitute the board of directors of the Company or any of its subsidiaries as of the date hereof; (B) any change in the present capitalization of the Company or any amendment of the Company's or any of its subsidiaries' articles or certificate of incorporation or bylaws, as amended to date; (C) any other material change in the Company's or any of its subsidiaries' corporate structure or business; or (D) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Offer, the Merger and the other transactions contemplated by the Tender and Option Agreement and the Merger Agreement.

        Each Shareholder also granted to Parent and Purchaser an irrevocable option (the "Purchase Option") to purchase for cash, in a manner set forth below, any or all of the Shares (and including Shares acquired after the date of the Tender and Option Agreement by such Shareholder) beneficially owned by the Shareholder at a price (the "Exercise Price") per Share equal to $3.90 per Share. In the event of any stock dividends, stock splits, recapitalizations, combinations, exchanges of shares or the like, the Exercise Price will be appropriately adjusted for the purpose of this paragraph.

        In the event that (i) the Purchase Option has been exercised, in whole or in part with respect to any Shareholder, (ii) the Merger is consummated and (iii) Parent and Purchaser have increased the price per share paid for the Shares in the Merger above the Exercise Price (it being understood that the payment of any amounts pursuant to the exercise of dissenters' rights will not be considered for this purpose), Parent will pay to each Shareholder from whom Parent or Purchaser purchased Purchase Option Shares, within two business days following the Effective Time of the Merger, by certified check or official bank check in immediately available funds or by wire transfer of immediately available funds, as such Shareholder may direct, an amount equal to the excess of (A) the price per share paid for the Shares in the Merger over (B) the Exercise Price of the Shares, purchased by Parent or Purchaser from such Shareholder upon exercise of the Purchase Option.

        Subject to the terms of the Tender and Option Agreement, the Purchase Option may be exercised by Parent or Purchaser, in whole or in part, at any time or from time to time after the occurrence of any Trigger Event (as defined below). The Company will notify Parent promptly in writing of the occurrence of any Trigger Event, it being understood that the giving of such notice by the Company or the Shareholder is not a condition to the right of Parent or Purchaser to exercise the Purchase Option. In the event Parent or Purchaser wishes to exercise the Purchase Option, Parent will deliver to each Shareholder a written notice (an "Exercise Notice") specifying the total number of Shares it wishes to purchase from such Shareholder. Each closing of a purchase of Shares will occur at a place, on a date and at a time designated by Parent or Purchaser in an Exercise Notice delivered at least five business days prior to the date of such closing.

        A "Trigger Event" means any one of the following: (i) the Offer has expired but, due to the failure of the Shareholder in breach of the Tender and Option Agreement to validly tender and not withdraw all of the then outstanding Shares beneficially owned by such Shareholder, Purchaser has not accepted for payment or paid for any Shares pursuant to the Offer or (ii) the Offer has expired and Parent or Purchaser has waived the Minimum Condition and accepted any Shares for purchase pursuant to the Offer.

        If requested by Parent and Purchaser in the Exercise Notice and only if necessary and sufficient to achieve the Minimum Condition (together with other similarly placed Shareholders), such Shareholder will exercise all Options (to the extent exercisable) and other rights (including conversion or exchange rights) beneficially owned by such Shareholder and will sell the Shares acquired pursuant to such exercise to Parent or Purchaser as provided in the Tender and Option Agreement.

        Pursuant to the Tender and Option Agreement, the Company agreed that immediately upon the purchase of any Shares by Purchaser or any of its affiliates pursuant to the Purchase Option, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the increase in the size of such Company Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by Shares beneficially owned by Purchaser and its affiliates (including Shares so purchased pursuant to the Purchase Option) bears to the number of votes represented by Shares then outstanding. In furtherance thereof, the Company covenants to Parent and Purchaser that it and the Company Board will, upon the request of Parent, use their best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board, and, subject to applicable law, the Company will take all actions available to the Company to cause such designees of Parent to be so elected or appointed (including by calling a special meeting of its shareholders if so requested by Parent or Purchaser). At such time, the Company will, if requested by Parent, subject to applicable law, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Such designees of Purchaser will be assigned to the classes of directors having the latest possible expiration dates for their terms of office at the time of such election.

        The Purchase Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Merger Agreement; or (iii) the exercise in full of the Purchase Option and consummation of the closing with respect thereto. Upon the giving by Parent or Purchaser to a Shareholder of the Exercise Notice and the tender of the aggregate Exercise Price, Parent or Purchaser, as the case may be, subject to applicable law and the conditions of Tender and Option Agreement, will be deemed to be the holder of record of the Shares transferable upon such exercise, notwithstanding that the stock transfer books of the Company are then closed or that certificates representing such Shares have not been actually delivered to Parent.

        Subject to its terms, the Tender and Option Agreement will terminate (a) upon the earlier to occur of (i) the termination of the Purchase Option pursuant to clause (i) of the preceding paragraph, (ii) 90 days after the final closing of the purchase of Shares pursuant to the Tender and Option Agreement, except for certain sections, which will only terminate, if at all, as and when provided therein, or (iii) the termination of the Merger Agreement or (b) by the mutual consent of each Shareholder as to its rights and obligations under the Tender and Option Agreement, the Company Board and the Board of Directors of Parent.

        In order to induce Parent and Purchaser to enter into the Merger Agreement and to consummate the Transactions, Joseph Weiderman and Theodore Schwartz, executive officers of the Company, agreed under the Tender and Option Agreement to, among other things, waive all rights they may have under the Change of Control Agreements, dated January 1, 2001, between the Company and each of Mr. Weiderman and Mr. Schwartz, or any other agreement they may have with the Company, except for miscellaneous benefits granted to or conferred upon either of them by the Company after the date of the Merger Agreement and prior to the Effective Time that will not exceed $25,000 in the aggregate for each individual. Each of Mr. Weiderman and Mr. Schwartz agreed that from the date of acceptance of any Shares pursuant to the Offer or the purchase of any Shares pursuant to the Purchase Option and for five years thereafter, that they will not directly or indirectly, anywhere in the United States, engage in any business which is the same as, similar to, or in competition with the business of the Company and the Surviving Corporation or any of its subsidiaries.

        Further, pursuant to the Tender and Option Agreement, specified shareholders ("Specified Shareholders") of the Company agreed to make an aggregate of $253,695 in incentive payments to Parent in order to induce Parent to consummate the offer. The Tender and Option Agreement provides that for tax and accounting purposes the incentive payments will be treated as a reduction in the cash payments the Specified Shareholders are to receive as payment for their Options pursuant to the Merger Agreement. The aggregate payments that the Specified Shareholders will receive as payment for their Shares and Options pursuant to the Merger Agreement will be $8,666,422, less the incentive payments of $253,695, for aggregate net proceeds of $8,412,727. If Parent or Purchaser fails to purchase any Shares validly tendered and not withdrawn in the Offer by a Specified Shareholder, in accordance with the terms of the Offer and applicable law, or if not so tendered, if Purchaser fails to consummate the Merger and the Merger Agreement shall terminate, Purchaser will be obligated to refund to any Specified Shareholder any such incentive payments that were actually made by such Specified Shareholder (except to the extent such incentive payment is paid in connection with the exercise of the Purchaser Option).

  Stock Option Agreement

        The following summary of the material terms of the Stock Option Agreement is qualified in its entirety by reference to the complete text of the Stock Option Agreement, which has been filed as an exhibit hereto and is incorporated herein by reference. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Stock Option Agreement.

        Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Stock Option") to purchase that number of authorized but unissued Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser and Parent immediately following consummation of the Offer, will constitute 80.01% of the Fully Diluted Shares (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price; provided, however, that in no event will Purchaser have the right under the Stock Option Agreement to purchase a number of Shares that exceeds 19.9% of the outstanding Shares on the date of the Stock Option Agreement.

        Purchaser may, at its election and in its sole discretion, exercise the Top-Up Stock Option pursuant to the terms of the Stock Option Agreement at any time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur for purposes of the Stock Option Agreement upon Purchaser's payment for Shares that were purchased pursuant to the Offer constituting, together with any Shares owned directly or indirectly by Parent and Purchaser, more than 70% but less than 80.01% of the Shares then outstanding. The "Top-Up Termination Date" will occur for purposes of the Stock Option Agreement upon the earlier to occur of: (i) the Effective Time and (ii) the termination of the Merger Agreement.

        In the event Purchaser wishes to exercise the Top-Up Stock Option, Purchaser will send to the Company a written notice (a "Top-Up Exercise Notice," the date of which notice is referred to in the Stock Option Agreement as the "Top-Up Notice Date") specifying the denominations of the certificate or certificates evidencing the Top-Up Option Shares which Purchaser wishes to receive, the place for the closing of the purchase and sale pursuant to the Top-Up Stock Option and a date not earlier than one business day nor later than ten business days after the Top-Up Notice Date for such closing. The Company will, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to Purchaser confirming the number of Top-Up Option Shares and the aggregate purchase price therefor.

  The Option Agreements

        The following summary of the material terms of the Option Agreements is qualified in its entirety by reference to the complete text of the Option Agreements, a form of which has been filed as an exhibit hereto and is incorporated herein by reference. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Option Agreements.

        The Option Agreements (the "Option Agreements") by and between the Company and each holder (the "Option Holders") of any outstanding options to purchase Shares (the "Options") that were issued outside of the Company's 1996 Stock Incentive Plan and are governed by the terms of a stock option agreement with the Company, provide that such Option Holders shall receive, in settlement of each Option held by the Option Holder, a cash payment from the Company in an amount equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject or related to such Option. Payments to Option Holders pursuant to the preceding sentence shall be made immediately before the Effective Time. If the Merger is not consummated for any reason, no such payments shall be made and the Options shall continue to be outstanding in accordance with their terms.

        The Option Agreements provide that, conditioned upon the consummation of the Offer, subject to settlement of all Options pursuant to the terms of the Option Agreements, all Options held by Option Holders will be terminated immediately prior to the Effective Time.

        The Option Agreements further provide that Option Holders will not exercise any Options without the prior written consent of the Company unless and until the Merger Agreement is terminated.

  Employment Agreements

        In connection with the execution of the Merger Agreement, Gregory Weiderman, Paul L. Spiese and Francis E. Wellock, Jr. entered into employment agreements with Purchaser. In accordance with the terms of their employment agreements, upon the Merger, Messrs. Weiderman, Spiese and Wellock, Jr. will serve as the Controller, Director of Manufacturing and Director of Operations, respectively, for the Surviving Corporation for a term of two years following the date of the Merger. Messrs. Weiderman, Spiese and Wellock, Jr. will be paid an annual salary of $89,000, $144,500 and $145,000, respectively, plus they will be eligible for target bonuses of approximately $20,000, $50,000 and $60,000, respectively, based upon specified performance targets. In their employment agreements, Messrs. Weiderman, Spiese and Wellock, Jr. agreed that from the date of the Merger Agreement, during the term of their employment agreements and for a period of two years thereafter, they will not directly or indirectly, anywhere in the United States, engage in any business which is the same as, similar to, or in competition with the business of the Company or the Surviving Corporation or any of their subsidiaries. Pursuant to their respective employment agreements with Purchaser, Messrs. Weiderman, Spiese and Wellock, Jr. agreed to waive any rights or benefits they may have under their respective change of control agreements that each of them entered into with the Company on January 1, 2001 that could result from the consummation of the Offer, the Merger or the other Transactions, and agreed that the consummation of the Offer shall not constitute a "Change in Control" of the Company under the change of control agreements.

Item 4.    The Solicitation or Recommendation.

  Recommendation of the Board of Directors

        As used in this Statement, unless the context indicates otherwise, the term "Board" means the Board of Directors of the Company.

        The Board, at a meeting held on October 10, 2003, unanimously (i) determined that the terms of the Merger Agreement, the Tender and Option Agreement, the Offer and the proposed Merger are fair to, advisable and in the best interests of the Company and its shareholders, (ii) approved the Merger Agreement, the Tender and Option Agreement, the Stock Option Agreement, the Offer and the proposed Merger and the consummation of the transactions contemplated thereby, and

(iii) recommends that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer.

  Reasons

  Background

        On August 21, 2000, J. David Smith, Parent's president and chief executive officer, met with executives Theodore A. Schwartz and Joseph F. Weiderman of the Company regarding Parent's potential interest in a business combination transaction. Following this meeting, the Company's management elected not to pursue additional discussions at that time.

        In January 2002, Mr. Smith again contacted Mr. Weiderman to communicate Parent's interest in pursuing a transaction with the Company. Mr. Weiderman indicated to Mr. Smith that it was still premature for the Company to be considering a transaction at that time.

        In June 2002, the Company engaged Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") as a financial advisor to commence a marketing process to explore a strategic transaction involving the Company.

        On September 13, 2002, Parent executed a confidentiality agreement with Houlihan Lokey acting on behalf of the Company, and shortly thereafter the Company provided Parent with portions of a confidential information memorandum that had been prepared by Houlihan Lokey.

        On November 5, 2002, Company executives Mr. Schwartz, Francis E. Wellock, Jr. and Mr. Weiderman, together with a representative from Houlihan Lokey, gave a presentation to Parent's executives regarding the benefits of a possible business combination transaction and potential synergies between the two companies.

        On December 9, 2002, Parent submitted a preliminary non-binding indication of interest to acquire the Company for an enterprise value of $45 million less any third party debt. The indication of interest was subject to a number of conditions and contingencies which could lower the price, and was also conditioned upon the satisfactory completion of Parent's due diligence investigation of the Company.

        At the conclusion of the marketing process conducted by Houlihan Lokey, 52 potential strategic and financial partners had been contacted resulting in four preliminary non-binding expressions of interest. Ultimately, two non-binding offers were received for the Company, of which only Parent's offer was viable due to structural issues that rendered the other unacceptable. The Company did not engage in substantive negotiations with any potential purchaser other than Parent.

        On January 2 and 3, 2003, Parent executives Mitchell B. Lewis and R. Scott Vansant visited the Company's facilities in Feasterville, PA to conduct financial and legal due diligence. After continuing to perform due diligence over the next few weeks and analyzing the actual synergies it expected from a transaction, Parent orally communicated to Company executives that it would be interested in acquiring the Company for an enterprise value of $40 million less any third party debt. At that time, the Company decided to suspend discussions regarding a potential business combination transaction with Parent. On January 27, 2003, Parent returned to the Company various due diligence materials and indicated that while it was still potentially interested in negotiating a transaction in the future, it agreed that it would be appropriate to suspend discussions at that time so that Parent could focus its internal resources on its own transaction among its principal shareholders.

        Pursuant to a letter dated January 30, 2003, the Company terminated its engagement letter with Houlihan Lokey.

        In early April 2003, Mr. Smith again contacted the Company to resume discussions regarding a potential business combination transaction and requested a meeting with Company executives. The meeting was held on April 28, 2003 at the Company's facilities in Feasterville, PA. At the meeting, Mr. Smith and Joseph M. Silvestri, a representative of Parent's equity sponsor Citigroup Venture Capital and a director of Parent, communicated Parent's desire to proceed with a business combination transaction and Parent's view of how the transaction would be structured and valued.

        Following this meeting, Parent sent a letter addressed to Mr. Weiderman dated May 6, 2003 outlining proposed terms for an acquisition of the Company for an equity value of approximately $30.5 million less the amount of expenses to be incurred by the Company in connection with the transaction, which as adjusted for approximately $1 million in Company expenses represented an equity value of approximately $29.5 million. The letter proposal was subject to contingencies that could lower the price and was also conditioned upon the satisfactory completion of due diligence.

        Intermittently over then next couple of months, Parent and the Company corresponded and communicated telephonically with each other on variations of transaction structure and negotiation of the purchase. On July 13, 2003, Mr. Smith and Mr. Silvestri joined several executives and directors of the Company on a conference call and indicated that Parent was unwilling to make an offer based on an equity value in excess of $29.5 million (which is substantially equal to the equity value implied by the Offer). They also indicated that Parent wanted to enter into an exclusivity agreement to move forward with a proposed acquisition.

        On July 30, 2003, the Company's Board of Directors decided that, based upon the progress of discussions to that date, and based upon Parent's assertion that it was unwilling to commit funds to conducting formal due diligence without exclusivity, the Company could proceed with exclusive negotiations with Parent for a limited period of time. As a result, on August 4, 2003, the Company executed a confidentiality and exclusivity agreement with Parent providing for, among other things, a 45-day exclusive negotiation period. Parent then commenced a formal due diligence investigation of the Company. This investigation included conducting meetings with the Company's management, touring the Company's facilities, and reviewing financial and legal documents provided by the Company.

        Over the next two months, legal and financial representatives of the Company and Parent met and communicated telephonically on numerous occasions to discuss and negotiate aspects of the proposed merger and the definitive agreements relating thereto. These negotiations covered all aspects of the transaction, including, among other things, the purchase price of the Shares and Options; the structure of the proposed transaction; the representations and warranties made by the parties; the restrictions on the conduct of the Company's business following execution and delivery of the Merger Agreement; the conditions to completion of the Offer and the Merger; the provisions regarding termination; the details of the superior proposal provisions; the amount, triggers and payment of the termination fee and the consequences of termination; and the delivery and terms of the Tender and Option Agreement and the Stock Option Agreement. At the same time, Parent continued to conduct due diligence on the Company's operations.

        Pursuant to the terms of a letter agreement dated September 10, 2003, the Company engaged Boenning & Scattergood, Inc. ("B&S") to undertake an analysis to enable B&S to provide an opinion to the Board as to the fairness to the Company's shareholders, from a financial point of view, of any proposed strategic transaction involving the Company.

        On September 19, 2003, Parent and the Company extended the exclusivity period under the confidentiality and exclusivity agreement to October 1, 2003. On October 1, 2003, Parent and the Company further extended the exclusivity period to October 9, 2003.

        On October 10, 2003, B&S delivered its opinion to the Board, that, as of such date and based upon the assumptions made, matters considered and limitations on the review set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The B&S opinion was issued following a presentation to the Board on October 8, 2003, which contained analyses dated October 6, 2003.

        On October 10, 2003, the Boards of Directors of the Company, Parent and Purchaser unanimously approved the Merger Agreement in the form presented. Following such approval, during the evening of October 10, 2003, the Merger Agreement and Stock Option Agreement were executed by the Company, Parent and Purchaser and the Tender and Option Agreement was executed by the Company, the shareholders named therein, Parent and Purchaser.

        On October 13, 2003, before the opening of trading on the Nasdaq SmallCap Market, the Company and Parent issued a joint press release announcing the transaction.

  Reasons for the Recommendation

        The Board approved the Merger Agreement with Parent and Purchaser and the transactions contemplated thereby, including the offer to purchase all of the outstanding Shares at the Offer Price of $3.90 per Share and the Merger, and recommended that all of the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer for the following reasons:

          (i)  The Board's judgment, based on information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the industry in which the Company competes), that many of the factors that may have caused the Shares over the past two years to trade at price levels substantially below the Offer Price are not likely to change in the foreseeable future and that the Offer provided an advantageous opportunity for shareholders to realize their investment in the Company;

          (ii)  The Board's familiarity with, and management's view of, the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues, and the nature of its competitive position in its markets;

          (iii)  The Offer Price consideration is all cash, which provides certainty of value to the Company's shareholders and enables all holders of the Shares to obtain cash for their Shares at the earliest practicable time, which the Board considered to be especially significant in light of the limited liquidity in the market for the Shares;

          (iv)  The Board had engaged in an extensive process in the second half of 2002 utilizing the services of Houlihan Lokey to identify other potential purchasers and no viable purchasers other than Parent had been identified;

          (v)  The terms of the Merger Agreement permit the Board to engage in negotiations with third parties who might make an unsolicited proposal to acquire the Company that the Board determines reasonably and in good faith constitutes or presents a reasonable likelihood of resulting in a "superior proposal" (generally defined to mean an all-cash acquisition proposal from a financial qualified third party that is more favorable than the Offer to the Company and the Company's shareholders and is not subject to a financing condition) if, among other things, the Company delivers the specified notice to Parent and Purchaser that it is taking such action, and receives from any such third party a specified confidentiality agreement; provided that, if the Company exercises its right to terminate the Merger Agreement in order to accept a "superior proposal" (after considering any changes made to Parent's Offer within the specified notice period) the Company is obligated to pay Parent a termination fee in the amount of $1.1 million and to reimburse Parent for its expenses up to $500,000;

          (vi)  The fact that the Offer and Merger are not subject to any financing contingencies, which the Board believes would increase the likelihood that the proposed acquisition would be consummated;

          (vii)  The Board considered that the $3.90 per share price represents a significant premium over the historical and recent market prices for the Shares and the fact that the Offer Price of $3.90 per Share represented a premium of approximately 26% over the $3.10 closing sales price for the Shares as quoted on the Nasdaq Stock Market on October 10, 2003, the last trading day before the execution of the Merger Agreement was announced; and

          (viii)  The financial presentations of B&S at the October 8, 2003 and October 10, 2003 meetings of the Board, including its opinion dated October 10, 2003 to the Board that, as of that date and subject to assumptions and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view (see "Opinion of Financial Advisor," as well as the full text of the B&S opinion attached as Annex B hereto, for the assumptions and limitations set forth in the B&S opinion).

        The preceding discussion of the primary reasons for the Board's recommendation is not intended to be exhaustive, but does set forth the principal reasons for the Board's recommendation. The Board did not assign relative weights to the reasons or determine that any reason was of particular importance. Rather, the Board viewed its recommendations as being based on the totality of the information presented to and considered by it.

  Opinion of Financial Advisor

        Houlihan Lokey was engaged by the Company pursuant to the terms of that certain letter agreement dated June 27, 2002, as amended by that certain letter agreement dated October 7, 2003 (the "Houlihan Lokey Engagement Letter") to advise the Company with respect to a possible Transaction (as defined in the Houlihan Lokey Engagement Letter). The Houlihan Lokey Engagement Letter was terminated by the Company pursuant to a letter dated January 30, 2003. Pursuant to the Houlihan Lokey Engagement Letter, Houlihan Lokey is entitled to a termination fee of $625,000 in connection with the consummation of the Offer.

        B&S was engaged pursuant to the terms of a letter agreement dated September 10, 2003 (the "B&S Engagement Letter"), to undertake an analysis to enable B&S to provide an opinion (the "Fairness Opinion") to the Board as to the fairness to the Company's shareholders, from a financial point of view, of any Transaction (as defined in the B&S Engagement Letter). The Company agreed to pay B&S the following fees: $100,000 upon delivery of the Fairness Opinion; reimbursement for reasonable out-of-pocket expenses; $25,000 payable upon the execution of the B&S Engagement Letter; and $5,000 per month commencing on the month in which the 60th day following the execution of the B&S Engagement Letter occurred until the end of the engagement.

        On October 10, 2003, B&S delivered the Fairness Opinion to the Board, that, as of such date and based upon the assumptions made, matters considered and limitations on the review set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The Fairness Opinion was issued following a presentation to the Board on October 8, 2003, which contained analyses dated October 6, 2003. Prior to delivering the Fairness Opinion on October 10, 2003, B&S confirmed to its satisfaction that there had been no material changes to the analysis contained in the presentation to the Board on October 8, 2003.

THE DESCRIPTION BELOW SETS FORTH THE METHODOLOGY FOLLOWED BY B&S WHICH PROVIDED THE BASIS FOR ITS OPINION. HOLDERS OF SHARES ARE URGED

TO, AND SHOULD, READ CAREFULLY SUCH OPINION (ATTACHED AS ANNEX B TO SCHEDULE 14D-9) IN ITS ENTIRETY.

        The Fairness Opinion is addressed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Offer and the Merger. The Fairness Opinion does not constitute, nor should it be construed as, a recommendation to any shareholder as to whether he or she should tender his or her shares pursuant to the Offer.

        In connection with the preparation of the Fairness Opinion, B&S, among other things:

          (a)  reviewed the historical financial performance, current financial position and general prospects of the Company;

          (b)  studied and analyzed the stock market trading history of the Company's Shares;

          (c)  considered the terms and conditions of the Offer and the Merger as compared with the terms and conditions of certain acquisition transactions involving U.S. building products companies;

          (d)  met with certain members of the Company's senior management to discuss its operations, historical financial statements and future prospects; and

          (e)  conducted such other financial analyses, studies and investigations as it deemed appropriate.

        In preparing the Fairness Opinion, B&S assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by it. B&S did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such independent evaluation or appraisal. In addition, B&S has not assumed any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of the Company. In connection with the preparation of its opinion, B&S was not engaged nor authorized by the Company or the Board to solicit, nor has B&S solicited, third-party indications of interest for the acquisition of all or any part of the Company. No limitations were imposed by the Company on B&S with respect to the investigations made or procedures followed in rendering the Fairness Opinion.

        The Fairness Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to B&S, as of the date of the Fairness Opinion and speaks to no other period.

        The following is a summary of the material analyses utilized by B&S in connection with the opinion.

Comparable Company Analysis.    B&S compared certain financial and operating ratios for the Company with the corresponding financial and operating ratios for a group of publicly traded building products companies. For the purpose of its analysis, the following companies were used as companies comparable to the Company (collectively the "Comparable Companies"):

  •
  Masco Corp.;
  •
  Simpson Manufacturing Co., Inc.;
  •
  Quanex Corp.;
  •
  Trex Co., Inc.;
  •
  ElkCorp;
  •
  Universal Forest Products, Inc.;
  •
  NCI Building Systems, Inc.;
  •
  Gibraltar Steel Corp.;
  •
  Building Materials Holding Corp.;

  •
  International Aluminum Corp.;
  •
  Butler Manufacturing Co.;
  •
  Patrick Industries, Inc.; and
  •
  Imperial Industries, Inc.

        For each of the Comparable Companies, B&S calculated price-to-earnings multiples based on the Comparable Companies' latest twelve months ("LTM") earnings, estimated earnings for the current fiscal year and estimated earnings per share for the next fiscal year. This analysis resulted in the following multiples:

	Range of Multiples	Median	Offer
LTM earnings	10.6-37.3x	16.2x	46.8x
Estimated current year earnings	9.3-20.9x	14.6x	24.9x
Estimated forward year earnings	7.3-16.9x	12.8x	19.8x

        B&S also calculated enterprise value multiples (defined as market value of equity plus debt and preferred stock less excess cash and marketable securities) based on LTM sales, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT"). This analysis resulted in the following multiples:

	Range of Multiples	Median	Offer
LTM Sales	0.2-2.6x	0.6x	0.9x
LTM EBITDA	5.3-17.0x	9.2x	9.7x
LTM EBIT	8.7-24.4x	11.6x	19.8x

        To calculate the trading multiples utilized in the Comparable Company Analysis, B&S used publicly available information concerning the historical and projected financial performance of the Comparable Companies, including public historical financial information and consensus analysts' earnings estimates.

        None of the Comparable Companies is, of course, identical to the Company, as the Company differs materially from the Comparable Companies in terms of size, product lines, sales channels and industry risk characteristics, among other things. No directly comparable public company exists and conclusions as to the valuation of the Company based on the Comparable Company method is limited. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics. In addition, the multiples of stock price to estimated earnings for the Comparable Companies is based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not prove to be accurate.

Industry Transactions Analysis.    B&S performed an industry transactions analysis based upon the review and analysis of the range of multiples paid in acquisitions of majority ownership positions for the period between January 1, 1999 and October 6, 2003 ("Industry Transactions") involving transactions (i) with a target company operating in the building products sector as defined by Thomson Financial (a subsidiary of Thomson Corp., "Thomson"), Factset Mergerstat, LLC ("Mergerstat") and

Bloomberg, L.P. ("Bloomberg"); and (ii) with the target company being based in the U.S. Specifically, B&S reviewed the following transactions for the Industry Transactions Group:

Acquirer	Target
Atrium	Aluminum Screen Manufacturing
NCI Building Systems	Able Manufacturing & Wholesale Garage Door
Behrman Capital	Woodcraft Industries
Atrium	Danvid Window
Laird Group PLC	Omega Balance
Linsalata Capital Partners	Eagle Window and Door
ElkCorp	Advanced Composite Technologies
Private Group	RV division of KIT Manufacturing
Stanley Works	Best Lock
P&F Industries	Nationwide Industries
Kelso & Company	Nortek Holdings
Brazos Private Equity Partners	Comark Building Systems
Harvest/AMI Holdings	Associated Materials
Universal Forest Products	P&R Truss
Sun Capital Partners	Catalina Lighting
Masco	Milgard Manufacturing
Wellspring Capital Partners	VP Buildings
Private Group	Lindahl Cedar Homes
Premdor	Masonite
Coachmen Industries	Miller Building Systems
Valspar	Lilly Industries
Private Group	Dynamic House
Berkshire Hathaway	Justin Industries
BPB PLC	Wallboard and ceiling tile business of Celotex
Atrium	Ellison Extrusion Systems
Coachmen Industries	Mod-U-Kraf
Guardian Industries	Cameron Ashley Building Products
Heico Holdings	Robertson-Ceco
Private Group	Cameron Ashley Building Products
Kravata of Virginia	Williams Industries
United Dominion Industries	TKO Doors
Louisiana-Pacific	ABT Building Products

        The companies analyzed in the Industry Transactions Group differ materially from the Company due to product mix, profit margins, revenue size, and market capitalization determined by equity value and enterprise value. B&S also noted that assumptions and comparisons regarding growth prospects, synergy opportunities, and industry and financial market conditions at the time of the Industry Transactions and the Offer and Merger cannot be quantified. Therefore, conclusions as to the valuation of the Company based on these transactions is limited.

        B&S calculated the transaction values for the target companies based on financial results for the LTM immediately preceding the announcement of each of the respective transactions, including equity value to LTM net income, enterprise value to LTM EBIT and enterprise value to LTM EBITDA. The analysis resulted in the following multiples:

	Median Industry Transactions	Offer
Equity Value/LTM Net Income	10.6x	46.8x
Enterprise Value/LTM EBIT	8.0x	19.8.x
Enterprise Value/LTM EBITDA	5.6x	9.7x
Enterprise Value/LTM Revenue	0.6x	0.9x

        No company utilized in the industry transactions analysis is directly comparable to the Company nor is any transaction identical to the Offer and the Merger. The Offer and the Merger differ, in some cases markedly, from the Industry Transactions. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics, size and number of outstanding shares in the public market of the Company and the companies involved in the Industry Transactions, as well as other facts that could affect their publicly traded and/or transaction values. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to the Industry Transactions.

Discounted Cash Flow Analysis.    Based on Company management financial forecasts, B&S performed a Discounted Cash Flow Analysis (i.e., analysis of the present value of the forecasted unlevered after-tax cash flows) for the Company for the four and a half year period from June 30, 2003 to December 31, 2007. B&S used a discount rate of 10.5%, which is the Company's Weighted Average Cost of Capital as determined through the use of the Capital Asset Pricing Model. B&S calculated a terminal value using both (i) the perpetuity method, assuming a perpetuity growth rate of 2.0%, which was provided by the Company; and (ii) the exit EBITDA multiple method, assuming a 5.6x exit EBITDA multiple, which was the median EBITDA multiple implied by the Industry Transactions Analysis. Based on the perpetuity method, the implied share price was $3.20, and based on the exit EBITDA multiple method, the implied share price was $2.34, as compared to the Offer Price of $3.90. B&S also tested these implied share prices by performing sensitivity analyses, which involved changing the discount rate, perpetuity growth rate, exit EBITDA multiple, and other inputs in the Discounted Cash Flow Analysis.

Financial Sponsor Transaction Analysis.    Using the financial forecasts developed in connection with the Discounted Cash Flow Analysis described above, B&S performed a Financial Sponsor Transaction Analysis for the Company. For purposes of this analysis, B&S assumed a Financial Sponsor would require a return of 30% to 40% on invested capital over a period of 5 years. B&S assumed an initial financing structure of a maximum total debt to LTM EBITDA ratio of 3.9x with the remaining purchase price provided by a Financial Sponsor in the form of an equity investment. B&S then calculated the per share equity value using a residual value multiple of 6.0x forecasted 2007 EBITDA. Based on the 6.0x residual value EBITDA multiple and rate of return on the equity investment of 34%, the implied Share price was $1.36 (as compared to the Offer Price at $3.90). B&S also tested the implied share price by performing sensitivity analysis, which involved changing the debt, equity, required return, and other assumptions in the Financial Sponsor Transaction Analysis.

Premiums Paid Analysis.    B&S performed a Premiums Paid Analysis for the Company based upon a review and analysis of the range of premiums paid in acquisitions for majority ownership positions for the period between January 1, 2001 through October 6, 2003 ("Recent Transactions") involving transactions (i) with equity values between $10 million and $40 million and (ii) with the target company being based in the United States. B&S reviewed a total of 249 selected transactions meeting these criteria for which the terms of the transaction were publicly disclosed. B&S performed a second Premiums Paid Analysis for the Company based upon a review and analysis of the range of premiums paid in acquisitions for majority ownership positions of companies in the Industry Transactions Group. Sufficient information required to calculate premiums paid in the transaction was available for 12 of the 32 transactions in the Industry Transactions Group, and, therefore, the analysis was limited to these 12 transactions. Using information obtained from Thomson, Mergerstat, Bloomberg and other publicly available information, B&S obtained the premium of the offer price per share relative to the target company's stock price one day, one week, and one month prior to the date of announcement of the transaction (the "Announcement"). The following range is the median of premiums that were offered to the target company's stock prior to Announcement compared to the premiums to the Company's closing price on October 6, 2003 implied by the Offer:

Recent Transactions Premiums Paid Analysis

	Median	Offer
One Day	37.0%	20.4%
One Week	42.6%	21.9%
One Month	48.0%	21.5%

Industry Transactions Premiums Paid Analysis

	Median	Offer
One Day	24.5%	20.4%
One Week	44.6%	21.9%
One Month	45.8%	21.5%

        The summary set forth above does not purport to be a complete description of the analysis presented by B&S. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. B&S believes that selecting any portion of its analysis or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying the Fairness Opinion. In arriving at its opinion, B&S considered the results of all such analyses.

        The analyses performed by B&S are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold, or the prices at which the Shares may trade, at any time in the future. Such analyses were prepared solely for the purposes of B&S' providing its opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received in the Offer and Merger by holders of Shares. Because such analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors related to general economic and competitive conditions beyond the control of the parties or their respective advisors, none of B&S, the Company, or any other person assumes responsibility if future results or actual values are materially different from those forecast. The foregoing is qualified by reference to the written opinion of B&S dated as of October 10, 2003 as attached as Annex B to this Statement.

  Intent to Tender

        To the best of the Company's knowledge, except to the extent as a result of such tender a director or officer would incur liability under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company who owns Shares currently intends to tender in the Offer all such Shares held of record or beneficially owned by them. Certain directors and senior executives of the Company have entered into the Tender and Option Agreement with Parent and Purchaser pursuant to which, among other things, such executives have agreed to tender their Shares in accordance with the Offer and to vote the Shares held of record or beneficially owned by them in favor of the Merger. Reference is made to Items 2 and 3 above.

Item 5.    Persons/Assets Retained, Employed or to be Compensated or Used.

        Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Except as set forth in this Statement, no transactions in Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement, the Tender and Option Agreement, the Stock Option Agreement and the Option Agreements.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

Item 8.    Additional Information.

  The Company Rights Agreement

        Each Right issued pursuant to the Rights Agreement, when it becomes exercisable, entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000th) of a share of Series B Junior Participating Preferred Stock (the "Preferred Stock") at a price of $12.00 per one ten-thousandth (1/10,000th) of a share, subject to adjustment in certain circumstances (the "Purchase Price").

        The Rights are not exercisable until the Distribution Date. The "Distribution Date" is the earlier of (i) the close of business on the tenth day after the public announcement that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Shares (such person or group being an "Acquiring Person") or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) following the commencement of a tender or exchange offer for 15% or more of the outstanding Shares.

        At such time as there is an Acquiring Person, each holder of a Right (other than such Acquiring Person) is entitled to purchase, for the Purchase Price, that number of Shares that at the time of such event would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right entitles its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price, that number of common shares of such corporation (or, if such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) that at the time of the transaction would have a market value of twice the Purchase Price.

        On October 10, 2003, the Board unanimously approved and the Company executed Amendment No. 1 to the Rights Agreement (the "Rights Agreement Amendment").

        The Rights Agreement Amendment provides, among other matters, that, notwithstanding anything to the contrary contained in the Rights Agreement, (i) neither Parent nor Purchaser will at any time come within the definition of an Acquiring Person as a result of the execution of the Merger Agreement, the Tender and Option Agreement or the Stock Option Agreement or the consummation of the transactions contemplated thereby and (ii) no Distribution Date will occur as a result of the execution of the Merger Agreement, the Tender and Option Agreement or the Stock Option Agreement or the consummation of the transactions contemplated thereby.

        The Rights Agreement Amendment is filed as Exhibit (e)(2) and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment.

  Section 14(f) Information Statement

        The Information Statement attached hereto as Annex A, and incorporated herein by reference, is being furnished to the Company's shareholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

  Anti-takeover Statutes

        Section 2555 of the PBCL ("Section 2555") prevents an "interested shareholder" (including a person who is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Pennsylvania corporation, except under limited circumstances. For purposes of Section 2555, the Board approved the Company's entering into the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Parent and Purchaser will not be "interested shareholders" of the Company for purposes of Section 2555.

        Section 2538 of the PBCL provides that any transaction authorized under Subchapter C of Chapter 19 of the PBCL (including mergers and certain other actions) between a registered corporation and a shareholder of the registered corporation shall require the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder (defined to include a shareholder who is a party to the transaction) are entitled to cast with respect to the transaction, without counting the vote of the interested shareholder. Section 2538 does not apply to the Merger because such Section does not apply to transactions that have been approved by a majority of the board of directors without counting certain directors as required by the statute and the Merger was so approved.

        The PBCL contains certain other so-called anti-takeover provisions that afford Pennsylvania corporations, such as the Company, and their shareholders protection from certain types of acquisitions. Except as described above, the Company has previously elected to opt out of these provisions (as permitted by the PBCL), thereby rendering such provisions inapplicable to the transactions contemplated by the Merger Agreement.

        Section 4 of the Pennsylvania Takeover Disclosure Law (the "PTDL") provides that it is unlawful, unless the securities are otherwise exempted, for any offeror to make a takeover offer involving a target company or to acquire any equity securities of the target company pursuant to the offer unless such offeror complies with certain provisions of the PTDL. An offer is exempted from Section 4 of the PTDL pursuant to Section 8 of the PTDL if the board of directors of the target company recommends acceptance of such offer to its shareholders and, at the time of such recommendation, the offeror has filed a specified notice with the PSC. For purposes of the PTDL, the Company, acting through its Board, recommended acceptance of the Offer to the shareholders of the Company and the Parent or Purchaser have taken all appropriate action under Section 8 of the PTDL so that Section 4 of the PTDL will not be applicable to Parent and Purchaser by virtue of such actions.

        Other than as set forth above, the Company does not believe that the anti-takeover laws and regulations of any state will by their terms apply to the Offer and the Merger. Purchaser has the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See "Certain Conditions of the Offer," Section 15 of the Offer to Purchase, which is filed as Exhibit (a)(1) hereto.

  Short-Form Merger

        Section 1924(b)(1)(ii) of the PBCL (the "Short-Form Merger Statute") provides that a plan of merger or consolidation shall not require the approval of the shareholders of the constituent domestic business corporation if, immediately prior to the adoption of the plan and at all times thereafter prior to its effective date, another corporation that is a party to the plan owns directly or indirectly 80% or more of the outstanding shares of the constituent corporation. In the event that Parent, Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 80% of the outstanding Shares, pursuant to the Offer or otherwise, then a short-form merger shall be effected without further approval of the Board or shareholders of the Company, subject to compliance with the provisions of Section 1924 of the PBCL. Even if Parent and Purchaser do not own 80% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could (i) seek to purchase additional Shares from the Company pursuant to the terms of the Stock Option Agreement, (ii) seek to purchase additional shares from certain shareholders of the Company pursuant to the terms of the Tender and Option Agreement or (iii) seek to purchase additional Shares in the open market or otherwise, in order to reach the 80% threshold and employ a short-form merger. However, if Purchaser consummated the Offer, but does not acquire at least 80% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's shareholders will be required under the PBCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its shareholders. Among other things, the Company will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Offer Price to shareholders who do not tender their Shares in the Offer.

  Appraisal Rights

        Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated pursuant to the Short-Form Merger Statute, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 1930 and Subchapter D of Chapter 15 (Sections 1571-1580) of the PBCL, including the right to dissent and receive appraisal of, and to receive payment in cash of the amount by which the fair value of their Shares is found to exceed the amount, if any, previously remitted, plus interest. Under Section 1578 of the PBCL, dissenting shareholders of the Company who comply with the applicable statutory procedures will be entitled to send the Company such shareholder's own estimate of the fair value of the Shares, which shall be deemed a demand for payment of such amount or the deficiency, as applicable. Under Section 1579 of the PBCL, if the demand for payment by the shareholders remains unsettled for the time period specified therein, the business corporation may file in court an application for relief requesting that the fair value of the Shares be determined by the court. The jurisdiction of the court shall be plenary and exclusive. The Company does not believe that holders of Shares have appraisal rights unless the Merger is consummated pursuant to the Short-Form Merger Statute.

Item 9.    Exhibits.

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated October 20, 2003 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(a)(3)	Letter from the President and Chief Executive Officer of the Company to the Company's shareholders dated October 20, 2003.*
(a)(4)	Joint Press Release issued by Parent and the Company on October 13, 2003 (incorporated by reference to Form 8-K filed with the SEC by the Company on October 13, 2003).
(e)(1)
Agreement and Plan of Merger, dated as of October 10, 2003, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(e)(2)
Amendment No. 1, dated as of October 10, 2003, to the Rights Agreement between the Company and Oxford Transfer & Registrar, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A/A filed with the SEC by the Company on October 15, 2003).
(e)(3)
Tender and Option Agreement, dated as of October 10, 2003, by and among Parent, Purchaser, the Company and the persons listed on Schedule A thereto (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(e)(4)
Stock Option Agreement, dated as of October 10, 2003, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(e)(5)	Form of Option Agreement by and between the Company and certain option holders.
(e)(6)	The Company's Employee Stock Option Notice of Cancellation dated October 13, 2003.
(e)(7)	The Company's Proxy Statement on Schedule 14A (filed with the SEC on July 30, 2003 and incorporated herein by reference).
(e)(8)
Employment Agreement dated as of October 10, 2003 by and between Purchaser and Francis E. Wellock, Jr. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).

(e)(9)
Employment Agreement dated as of October 10, 2003 by and between Purchaser and Paul L. Spiese (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(e)(10)
Employment Agreement dated as of October 10, 2003 by and between Purchaser and Gregory Weiderman (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).
(g)	None.
Annex A	Information Statement of the Company dated October 20, 2003 (included as Annex A to this Schedule 14D-9).
Annex B	Fairness Opinion of Boenning & Scattergood, Inc. dated October 10, 2003 (included as Annex B to this Schedule 14D-9).

*
Included as the cover page to the Solicitation/Recommendation Statement on Schedule 14D-9 mailed to the shareholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERGER HOLDINGS, LTD.
By:	/s/ JOSEPH F. WEIDERMAN Name: Joseph F. Weiderman Title: President and Chief Executive Officer

Dated: October 20, 2003

ANNEX A

Berger Holdings, Ltd.

805 Pennsylvania Boulevard
Feasterville, PA 19053

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        This Information Statement is being mailed on or about October 20, 2003 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Shares" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Amerimax Pennsylvania, Inc., a Pennsylvania corporation ("Purchaser"), which is an indirect wholly owned subsidiary of Euramax International, Inc., a Delaware corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

        On October 10, 2003, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which, among other things, provides for: (i) the making of the Offer by Purchaser, subject to the conditions set forth in the Offer to Purchase and the conditions and terms of the Merger Agreement; and (ii) the subsequent merger of Purchaser with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will continue as the surviving corporation and become an indirect wholly owned subsidiary of Parent.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is annexed as Annex A, which was filed by the Company with the SEC on October 20, 2003.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 20, 2003. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, November 17, 2003, unless extended in accordance with its terms.

GENERAL INFORMATION REGARDING THE COMPANY

        The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. At the close of business on October 10, 2003, there were 5,271,926 Common Shares outstanding. Each Common Share is entitled to one vote.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

        The Merger Agreement provides that, immediately upon the acceptance for payment of and payment for any Common Shares by Purchaser or any of its affiliates pursuant to the Offer (the "Share Acquisition Date"), Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to any increase in the size of such Board pursuant to this paragraph) and (ii) the percentage that the number of Common Shares beneficially owned by Purchaser and its affiliates (including Common Shares so accepted for payment and purchased) bears to the number of Common Shares then outstanding. In furtherance thereof, concurrently with such Share Acquisition Date, the Company shall, upon request of Parent and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and, subject to applicable law, the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed.

        The Merger Agreement also requires the Company to use its reasonable best efforts to cause the individuals designated by Purchaser for election to the Company's Board of Directors to be elected in the same proportions to each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of each subsidiary's board.

        Notwithstanding the foregoing, the Merger Agreement provides that the Company shall use its best efforts to ensure that, in the event that Purchaser's designees are elected to the Board of Directors of the Company, such Board of Directors shall have, at all times prior to the date and time of the filing of Articles of Merger with respect to the Merger, at least two directors who are directors on the date of the Merger Agreement and who are not officers or affiliates of the Company (it being understood that for purposes of this sentence, a director of the Company shall not be deemed an affiliate of the Company solely as a result of his status as a director of the Company), Parent or any of their respective affiliates (the "Independent Directors").

        As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Parent and the Purchaser have advised the Company that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions between Parent, the Purchaser and the Company that have been described in the Schedule TO or this Information Statement.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

        The following table sets forth, as of October 10, 2003, information with respect to the securities holdings of (i) the Company's current directors and executive officers, (ii) all current directors and executive officers as a group, and (iii) all persons believed by the Company to beneficially own more than five percent of the outstanding Common Stock based upon filings with the SEC. Unless otherwise indicated, such ownership is believed to be direct, with sole voting and dispositive power.

Name of Outstanding Beneficial Owner	Shares Owned Beneficially and of Record		Percentage of Shares*
Theodore A. Schwartz	609,045	(1)	10.8%
Paul L. Spiese, III	552,883	(2)	10.5%
Joseph F. Weiderman	503,728	(3)	9.0%
Emerald Advisers, Inc.	500,546	(4)	9.5%
Jon M. Kraut, D.M.D.	489,431	(5)(6)	9.1%
Bruce Kraut, M.D.	374,727	(5)(7)	7.0%
Richard J. Cohen, Esq.	364,931	(5)(8)	6.8%
John P. Kirwin, III	356,300	(9)	6.7%
Francis E. Wellock, Jr.	367,500	(10)	6.6%
Jacob I. Haft, M.D.	255,366	(11)	4.7%
Larry Falcon	152,791	(12)	2.8%
Jay D. Seid	109,500	(13)	2.1%
All Directors and Executive Officers as a group (9 persons)	3,441,999	(14)	47.5%

*
Calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(1)
Includes options to purchase 375,000 Common Shares. Also includes 1,500 Common Shares registered to Mr. Schwartz as joint tenant with his wife, Janice L. Bredt, with whom he shares voting and dispositive power as to those shares. Excludes 6,000 shares owned solely by Mr. Schwartz's wife.

(2)
Includes options to purchase 405,000 Common Shares.

(3)
Includes options to purchase 347,500 Common Shares. Also includes 1,448 shares of Common Stock registered to Mr. Weiderman as joint tenant with his wife, Helen E. Weiderman, with whom he shares voting and dispositive power as to those shares.

(4)
The address of Emerald Advisers, Inc. ("Emerald") is 1703 Oregon Pike, Suite 101, Lancaster, Pennsylvania 17601. Emerald has sole voting power as to 240,976 Common Shares, and sole dispositive power as to 500,546 Common Shares. Information as to shares held by Emerald is bases solely on a Schedule 13G filed with the SEC on February 5, 2003.

(5)
Drs. Jon and Bruce Kraut and Mr. Cohen are co-trustees of the Irving Kraut Family Trust and the Irving Kraut Q-TIP Trust (the "Trusts") which hold 200,000 and 59,931 Common Shares, respectively. The Irving Kraut Q-TIP Trust also holds options to purchase 105,000 Common Shares. The co-trustees of the Trusts share voting and dispositive power over all of the shares held by the Trusts. Each of the co-trustees disclaims beneficial ownership of the shares held by the Trusts.

(6)
Includes options to purchase 25,000 Common Shares held directly by Dr. Jon Kraut. Also includes the 259,931 shares, and options to purchase 105,000 Common Shares held in the aggregate by the Trusts. See Note 4 above.

(7)
Includes the 259,931 Common Shares, and options to purchase 105,000 Common Shares held in the aggregate by the Trusts. See Note 4 above. The address of Dr. Bruce Kraut is c/o Pediatrics Associates, 2725 Southeast Maricamp Road, Ocala, FL 34471.

(8)
Represents the 259,931 Common Shares, and options to purchase 105,000 Common Shares held in the aggregate by the Trusts. See Note 4 above. The address of Mr. Cohen is 1864 Route 70 East, Cherry Hill, NJ 08628.

(9)
Includes options to purchase 65,000 Common Shares. Also includes: (i) 8,300 Common Shares held by Prudential Securities in an individual retirement account for Mr. Kirwin; (ii) 33,000 Common Shares held by Argosy Capital Group, L.P., of which Mr. Kirwin is a limited partner and an officer of its general partner, Argosy Capital Group, LLC; and (iii) 250,000 Common Shares held by Argosy Investment Partners, L.P., whose general partner is Argosy Associates, L.P., of which Mr. Kirwin is an officer of its general partner, Argosy Associates, Inc. Mr. Kirwin disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(10)
Includes options to purchase 334,000 Common Shares. Also includes options to purchase 17,500 Common Shares held in trust for the benefit of Mr. Wellock's minor son, over which he shares voting and dispositive power with his spouse as co-trustee over these options. Excludes 11,000 shares of Common Stock and options to purchase 17,500 Common Shares held by Mr. Wellock's spouse.

(11)
Includes options to purchase 130,000 Common Shares.

(12)
Includes options to purchase 115,000 Common Shares.

(13)
Includes options to purchase 65,000 Common Shares. Also includes 23,000 Common Shares held in trust for the benefit of a relative of Mr. Seid, over which Mr. Seid has power of attorney.

(14)
Includes all holdings described in notes (1) – (3), (6) and (9) – (13).

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        The current executive officers and directors of the Company, their ages and their positions are set forth below.

Name	Age	Positions with Company
Joseph F. Weiderman	61	Director, Chief Executive Officer, President, Chief Operating Officer and Secretary
Francis E. Wellock, Jr.	38	Director, Executive Vice President, Chief Financial Officer and Treasurer
Paul L Spiese, III	51	Director and Executive Vice President, Manufacturing
Theodore A. Schwartz	74	Director and Chairman of the Board
Larry Falcon	63	Director
Jacob I. Haft, M.D.	66	Director
Jay A. Seid	42	Director
John Paul Kirwin, III	47	Director
John M. Kraut, D.M.D.	47	Director

        JOSEPH F. WEIDERMAN, age 61, was elected a director of the Company on January 2, 1990, has served as Secretary and Treasurer of the Company since February 1990, served as Chief Financial Officer of the Company from June 1, 1990 until he was elected President of the Company on January 15, 1991 and has served as Chief Operating Officer of the Company since June 1, 1990. As of February 1, 2003, Mr. Weiderman was elected Chief Executive Officer of the Company. Mr. Weiderman holds a Bachelor of Science Degree in Accounting and a Master of Business

Administration Degree in Finance from LaSalle University. Prior to his joining the Company, Mr. Weiderman served for over 14 years as the Chief Financial Officer of Harry Levin, Inc., a multi-store retailer. Mr. Weiderman is the father-in-law of Francis E. Wellock, Jr., the Company's Chief Financial Officer.

        FRANCIS E. WELLOCK, JR., CPA, age 38, was hired as Controller of the Company on June 10, 1991 and was elected Vice President-Finance and Chief Financial Officer on August 19, 1996. Mr. Wellock was elected Executive Vice President on June 19, 2002. Mr. Wellock holds a Bachelor of Science Degree in Accounting from Saint Joseph's University and a Masters in Taxation from Philadelphia College of Textiles and Science. Prior to joining the Company, Mr. Wellock worked for a public accounting firm.

        PAUL L. SPIESE, III, age 51, was elected a director of the Company on March 30, 1991. Mr. Spiese joined Berger Bros Company ("Berger Bros") as Plant Manager in 1985 and was named Vice President—Manufacturing of the Company in July 1990. Mr. Spiese was elected Executive Vice President on June 19, 2002. Previously, he was employed by Hurst Performance, Inc. as Plant Manager.

        THEODORE A. SCHWARTZ, age 73, was elected a director of the Company effective June 1987 and served as President of the Company from May 5, 1988 to May 30, 1989 and from July 17, 1990 to January 15, 1991. From May 30, 1989 to January 31, 2003, Mr. Schwartz served as Chairman of the Board and Chief Executive Officer of the Company. As of February 1, 2003, Mr. Schwartz relinquished his title as Chief Executive Officer of the Company, but continues to serve as Chairman of the Board. Mr. Schwartz holds a Bachelor of Science Degree in Economics from the Wharton School of Finance. Prior to his joining the Company, Mr. Schwartz spent 35 years in the investment banking and securities industry.

        LARRY FALCON, age 63, has served as a director of the Company since November 1985 and acted as Chairman of the Board from September 3, 1986 to June 1, 1987. He has served as President of the Residential Division of The Kaplan Companies, a real estate developer, since 1985.

        JACOB I. HAFT, M.D., age 66, was elected a director of the Company in conjunction with the Company's acquisition of Berger Bros in 1989. Dr. Haft has practiced medicine, with a specialization in cardiology, for over twenty-five years. Since 1974, Dr. Haft has been a cardiologist and from 1974 to 1998 was Chief of Cardiology at St. Michael's Medical Center in Newark, New Jersey. In addition, Dr. Haft is currently a Clinical Professor of Medicine at the New Jersey College of Medicine and Dentistry and Professor of Medicine at the Seton Hall University Post Graduate School of Medicine. Dr. Haft has several professional certifications, is a member of various professional societies and associations and has published many scholarly articles and books. Dr. Haft has served on the Cardiac Services Committee of the New Jersey Department of Health.

        JAY D. SEID, age 42, was elected a director of the Company on December 15, 1997. Mr. Seid is a Managing Director of Bachow & Associates, Inc., a private equity investment firm, which he joined in December 1992. Prior to joining Bachow, Mr. Seid was President and General Counsel of Judicate, Inc. Previously, he was an attorney specializing in corporate law at Wolf, Block, Schorr and Solis-Cohen LLP in Philadelphia. Mr. Seid is a member of the boards of directors of numerous private companies. Mr. Seid graduated with a B.A. from Rutgers University and received a J.D. from New York University School of Law.

        JOHN PAUL KIRWIN, III, age 47, was elected as a director of the Company on December 15, 1997. Mr. Kirwin has been a principal in Argosy Partners, a manager of private investment funds, since 1989. Argosy Partners manages private investment funds with in excess of $160 million of capital, including Argosy Investment Partners, L.P. and Argosy Investment Partners II, L.P., which are small business companies with an aggregate of approximately $110 million under management. Mr. Kirwin joined Argosy Partners on a full-time basis in January 1996 and prior to that, was a corporate and securities attorney for 14 years, including six years as a partner at McCausland, Keen & Buckman. Mr. Kirwin is a director of Neoware Systems, Inc., a publicly-held company. Mr. Kirwin holds a Juris Doctoris, Order of the Coif, from the National Law Center of George Washington University and a Bachelor of Arts from Dickinson College.

        JON M. KRAUT, D.M.D., age 47, was elected a director of the Company as of January 13, 2001. Dr. Kraut has been a practicing orthodontist since 1985. He is also the President of Kraut & Kraut, Inc., a private real estate investment company. Dr. Kraut graduated with a B.A. from the University of North Carolina, received a D.M.D. from the University of Pennsylvania, and received an M.S. from the Tufts University School of Dental Medicine.

INFORMATION REGARDING THE COMPANY'S BOARD OF DIRECTORS

Board of Directors and Committees

        The Company has an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Haft, Falcon and Seid (chairman). The function of the Audit Committee is generally to assist the Board in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process by, among other things, reviewing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or others, the Company's systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements.

        The members of the Compensation Committee are Messrs. Falcon and Seid and Dr. Kraut. The Compensation Committee is responsible for establishing salaries, bonuses and other compensation, and granting stock options, for the Company's executive officers.

        In 2002, the Board held five meetings, the Audit Committee held four meetings and the Compensation Committee held two meetings. Each incumbent director attended at least 75% of the combined number of meetings held in 2002 by the Board and the Committees on which such director served.

        In May, 2003, the Board approved the creation of a Strategic Transaction Committee to conduct discussions with applicable third parties and to make recommendations to the Board. The members of the Strategic Transaction Committee are Messrs. Kirwin, Schwartz and Seid (chairman). The Strategic Transaction Committee acted principally through its chairman, Mr. Seid. The Board approved a one-time payment of $20,000 to Mr. Seid for his role as chairman of the Strategic Transaction Committee.

Compensation of Directors

        During 2002, members of the Board who were not also executive officers of the Company were paid $500 for attendance at each of five Board meetings and $400 for attendance in person, or $250 for attendance via teleconference, at meetings of the Compensation Committee or the Audit Committee. An aggregate of $14,750 was paid to the non-employee directors for their services in 2002. No one director was paid more than $3,250 in 2002. For information on options previously granted to and held by directors, see "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation—Stock Option Exercises and Holdings During 2002."

PROCEDURES FOR SHAREHOLDER NOMINATIONS

        If the Merger is not consummated, nominations for election of directors may be made by any shareholder entitled to vote for the election of directors if written notice (the "Notice") of the shareholder's intent to nominate a director at the Meeting is given by the shareholder and received by the Secretary of the Company in the manner and within the time specified below. The Notice shall be delivered to the Secretary of the Company not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors; except that, if less than 21 days' notice of the meeting is given to shareholders, the Notice shall be delivered to the Secretary of the Company not later than the earlier of the seventh day following the day on which notice of the meeting was first mailed to shareholders or the fourth day prior to the meeting. In lieu of delivery to the Secretary of the Company, the Notice may be mailed to the Secretary of the Company by certified mail, return receipt requested, but shall be deemed to have been given only upon actual receipt by the Secretary of the Company. These requirements do not apply to nominations made by the Board.

        The Notice shall be in writing and shall contain or be accompanied by the name and residence address of the nominating shareholder, a representation that the shareholder is a holder of record of voting stock of the Company and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the Notice, such information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to Regulation 14A of the rules and regulations established by the SEC under the Exchange Act, as amended, had proxies been solicited with respect to such nominee by the management or Board of the Company, a description of all arrangements or understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholders, and the consent of each nominee to serve as a director of the Company if so elected.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table shows the annual compensation of each of the Company's executive officers for the years 2002, 2001, and 2000.

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-Term Compensation Awards
Name & Principal Position	Year	Salary($)	Bonus($)		Other Annual Compensation(1)		Options/ SARs (#)	All other Compensation($)(2)
Theodore A. Schwartz Chairman of the Board	2002 2001 2000	$227,064 219,871 212,436	$	— 24,134 20,450	$	— 53,333 —	— — 75,000	$16,187 18,401 22,075
Joseph F. Weiderman President and Chief Executive Officer	2002 2001 2000	$264,851 244,404 211,563	$	— 34,950 30,450	$	— 75,000 —	— — 75,000	$8,344 7,487 8,426
Paul L. Spiese, III Executive Vice President	2002 2001 2000	$180,141 162,309 145,948	$	— 30,000 20,250	$	— 50,333 —	— — 55,000	$8,532 8,485 6,633
Francis E. Wellock, Jr. Chief Financial Officer	2002 2001 2000	$174,855 158,769 133,416	$	— 30,000 19,500	$	— 15,000 —	— — 55,000	$5,548 5,402 4,980

(1)
Includes debt relief and related payments. See "Certain Relationships and Related Transactions." Excludes certain fringe benefits that do not exceed ten percent of the total annual salary and bonus.

(2)
Includes $10,311, $2,344, $3,342 and $512 in premiums paid by the Company in 2002 for life insurance for the benefit of Messrs. Schwartz, Weiderman, Spiese and Wellock, respectively, and $5,876, $6,000, $5,190 and $5,036 of matching contributions paid by the Company in 2002 to the accounts of Messrs. Schwartz, Weiderman, Spiese and Wellock, respectively, under the Company's 401(k) savings plan.

Stock Option Grants

        No stock options were granted to the Company's named executive officers in 2002.

Stock Option Exercises and Holdings During 2002

        The following table shows (1) the number and value of options exercised by the Company's executive officers during 2002 and (2) the number and value of unexercised options held by the Company's executive officers at the end of 2002. No stock appreciation rights ("SARs") have been granted by the Company to any executive officer.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION VALUES

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise(#)	Value Realized($)	# of Unexercised Options at FY-End (#) (1) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($) (2) Exercisable/Unexercisable
Theodore A. Schwartz	0	0	565,000/0	$1,549,100/$0
Joseph F. Weiderman	0	0	533,304/0	$1,459,083/$0
Paul L. Spiese, III	0	0	509,054/0	$1,400,213/$0
Francis E. Wellock, Jr.	0	0	319,000/0	$864,960/$0

(1)
Includes options granted to the applicable executive officer which have been transferred to family members of such executive officer.

(2)
Options are In-the-Money at the fiscal year end if the fair market value of the underlying securities on such date exceeds the exercise price of the option.

Employment Agreements and Arrangements

        During 2002, Messrs. Schwartz, Weiderman, Spiese and Wellock were employed by the Company pursuant to two-year employment agreements dated as of January 1, 2001. The agreements provided for base annual salaries in 2002 of $215,363 for Mr. Schwartz, $263,000 for Mr. Weiderman, $170,000 for Mr. Spiese, and $165,000 for Mr. Wellock. In addition to their salaries, the agreements provided that each of Messrs. Schwartz, Weiderman, Spiese and Wellock would be entitled to annual bonuses of up to 15% of his base salary based upon specified factors. See "Compensation Committee Report on Executive Compensation—Compensation Program Elements for 2002—Annual Incentive Compensation." The employment agreements provided that, if at the end of the term of the agreement, the Company and the applicable officer have not agreed to an extension of his agreement for a minimum additional term of one year, the Company is obligated to pay him an amount equal to 50% of his then annual salary in weekly installments over a six month period (the "Severance Payment"). Mr. Schwartz's employment agreement was extended by the Compensation Committee through January 31, 2003, and has since terminated by its terms. Mr. Schwartz is receiving his Severance Payment payable over an eleven month period from February through December 2003. The agreements of the other executive officers were extended as of January 1, 2003 on a month-to-month basis, except that the base salary was voluntarily reset as of February 1, 2003 to 85% (in the case of Messrs. Wellock and Spiese) and 80% (in the case of Mr. Weiderman) of their respective base salaries in 2002.

        Contemporaneous with the execution of the above-referenced employment agreements, each of Messrs. Schwartz, Weiderman, Spiese and Wellock also entered into a change of control agreement with the Company which provides that if his employment is terminated upon the occurrence of a "change in control" as defined in those agreements, the employee shall be entitled to a payment in an amount equal to 100% of his pre-termination salary and certain other benefits for twelve months. The benefits to which the employee may be entitled following his termination upon a change in control will be limited to either the Severance Payment, or the benefits conferred by the change of control agreement, whichever is greater.

Certain Relationships and Related Transactions

        During 2002, the Company held promissory notes made by Messrs. Schwartz, Weiderman and Spiese, the Company's Chairman of the Board; President, Chief Executive Officer and Secretary; and Executive Vice President—Manufacturing, respectively (the "Notes"), each of which bore interest at a rate of six per cent per annum. The Notes required that the principal and accrued interest be paid on or before June 30, 2002, the extended maturity date of the Notes. On January 23, 2002, the Board further extended the maturity date of the Notes to December 31, 2003, or earlier upon a change of control of the Company, and effectuated certain debt forgiveness and related tax payments previously authorized by the Board. The proceeds of the Notes were used by Messrs. Schwartz, Weiderman and Spiese to purchase securities of the Company in the Company's 1993 private placement and in connection with the exercise of warrants to purchase shares of the Common Stock in 1996. Securities purchased in the private placements were on the same terms as those agreed to by other investors in the private placements. The largest aggregate principal amount outstanding under the Notes during 2002 was $121,751, $77,000 and $50,501 for Messrs. Schwartz, Weiderman and Spiese, respectively. The entire principal balance outstanding under the Notes was paid in full by each of Messrs. Schwartz, Weiderman and Spiese as of December 31, 2002.

        The Company entered into a Modification Agreement on January 31, 2003 with Argosy Investment Partners, L.P. ("Argosy") pursuant to which the terms of the Company's 10% Subordinated Debenture in the principal amount of $1,500,000 held by Argosy (the "Debenture") were modified to (i) extend the maturity date of the Debenture to June 30, 2005; (ii) increase the interest rate on the Debenture from 10% per annum to (a) 12% per annum for the period beginning February 1, 2003 and ending December 31, 2003, (b) 13% per annum for the period beginning January 1, 2004 and ending December 31, 2004, and (c) 14% per annum for the period beginning January 1, 2005 and ending June 30, 2005; and (iii) provide for the prepayment of $750,000 principal amount of the Debenture. Mr. Kirwin is an officer of the general partner of Argosy Investment Associates, L.P., which is the general partner of Argosy. Mr. Kirwin disclaims beneficial ownership of the securities held by Argosy except to the extent of his pecuniary interest therein.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities (collectively, the "Reporting Persons") to file reports of ownership and changes in ownership with the SEC and to furnish the Company with copies of these reports.

        Based on the Company's review of the copies of the reports received by it, the Company believes that all filings required to be made by the Reporting Persons for the year ended December 31, 2002 were made on a timely basis.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Compensation Committee of the Board is pleased to present its report on executive compensation. The report describes the underlying philosophy and objectives of the Company's executive compensation program, the various elements of the program, and the basis for the compensation determinations made by the Compensation Committee with respect to executive officers for 2002.

Executive Compensation Philosophy and Objectives

        The Company endeavors to ensure that executive compensation is linked directly to continuous improvements in corporate performance, the achievement by officers of corporate objectives, and increases in long-term shareholder value.

Compensation Program Elements for 2002

        The Company's executive compensation is comprised of three components, as described below. Each component is intended to serve the Company's compensation philosophy and guidelines.

        Base Salary:    The base salaries of each of the executive officers of the Company for 2002 were established pursuant to employment agreements between these executives and the Company. See "Employment Agreements and Arrangements" above.

        Annual Incentive Compensation:    In 2002, the Board considered factors including the following, in its decision whether to award annual incentive payment to executive officers:

  (1)
  Individual performance during the year;

  (2)
  Progress made by the Company in product development, improvements in customer service and sales of products and services; and

  (3)
  Achievement in reaching Company goals for profitability.

        In 2002, pursuant to the terms of their employment agreements, the executive officers of the Company were eligible to receive annual incentive payments up to 15% of their annual base salaries, with 10% being contingent upon the Company meeting certain revenue and EBITDA targets. The 5% discretionary portion of the annual incentive payments could be awarded by the Board based on its consideration of the factors listed above. Based upon the fact that the Company did not meet the specified revenue and EBITDA targets for 2002, no annual incentive payments, including the discretionary portion, were awarded to the executive officers for that year.

        Option Grants:    The Company uses stock options are as long-term, non-cash incentive to align the long-term interests of the executive officers and the shareholders of the Company. Stock options are awarded at the current market price of the Common Stock on the grant date and are subject to vesting schedules based upon the executive officer's continued employment. Award sizes are based upon individual performance, level of responsibility and potential to make significant contributions to the Company. See "Executive Compensation—Stock Option Exercises and Holdings During 2002."

Compensation of the CEO and Other Executive Officers

        Mr. Schwartz was the Chief Executive Officer of the Company during 2002. His base salary was established pursuant to his employment agreement. None of the Company's executive officers, including Mr. Schwartz, were awarded incentive compensation for 2002. See "Executive Compensation—Summary Compensation Table."

The Legislative Cap on Deductibility of Pay

        The Internal Revenue Code of 1986, as amended, imposes a $1 million dollar limit on the deductibility of pay for executives. The Company's cash compensation level is far below the limit. Therefore, this legislation does not impact current pay levels.

        The Company believes that the stock options granted to their executives are exempt from the limitations of the regulation, because they are a form of "qualified performance-based compensation."

        The foregoing report has been furnished by the members of the Compensation Committee who are listed below. No member of the Compensation Committee is a current officer or employee of the Company.

THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS:

Larry Falcon	Jon Kraut, D.M.D.	Jay D. Seid

June 18, 2003

ADDITIONAL INFORMATION WITH RESPECT TO
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The members of the Compensation Committee are Messrs. Seid and Falcon and Dr. Kraut. There were no relationships during 2002 that are required to be disclosed under Item 402(j) of Regulation S-K promulgated by the Commission.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

        The Audit Committee of the Board is composed of three independent directors, in accordance with Section 4200(a)(14) of the National Association of Securities Dealers' listing standards, and operates under a written charter adopted by the Board of Directors.

        The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2002 with management and the independent auditors. Specifically, the Audit Committee has discussed with the independent auditors the matters required to be discussed by Statements on Auditing Standard 61.

        The Audit Committee has received the written disclosures and the letter from the Company's independent auditors, KPMG LLP, required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with the independent auditors their independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS:

Dr. Jacob I. Haft	Jay D. Seid	Larry Falcon

June 18, 2003

STOCK PERFORMANCE GRAPH

SCHEDULE I

        As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and employees of Parent or its affiliates promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer. The information contained herein concerning Parent and its directors and employees and those of its affiliates has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

        The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executives of the Company or (iii) based on information provided to the Company by Parent (which is to the best of Parent's knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of the United States of America, unless otherwise noted, and the business address of each such person, unless otherwise noted, is 5445 Triangle Parkway, Suite 350, Norcross, GA 30092, 770-449-7706.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
J. David Smith	54	J. David Smith has been Chief Executive Officer and a Director of Euramax International, Inc. since September 1996. In March 2002, Mr. Smith was named Chairman of Euramax International, Inc.'s Board of Directors. Mr. Smith's career in the fabricated products industry spans thirty-one years, starting with various operational responsibilities with Howmet Alumunium Corp. In 1983, Mr. Smith joined Alumax as General Manager of the Building Specialties Division and become President of Amerimax Fabricated Products in 1990 and was appointed a Vice President of Alumax in 1994.
Mitchell B. Lewis	41
		Mr. Lewis became Executive Vice President of Euramax International, Inc. in October 1998, Corporate Development Director in June 1998 and served as Group Vice President of Amerimax Building Products, Inc. and Fabral, Inc. since 1997. Prior to being appointed Group Vice President, he was President and General Manager of Amerimax Building Products, Inc. from 1991 to 1993. Prior to 1991, Mr. Lewis served as corporate counsel with Alumax, and prior to joining Alumax, he practiced law, specializing in mergers and acquisitions.

R. Scott Vansant	41
		Mr. Vansant became Chief Financial Officer of Euramax International, Inc. in July 1998 and Vice President and Secretary in September 1996. He joined Alumax in 1991. From 1995 to 1996, Mr. Vansant served as Director of Internal Audit for Alumax. Mr. Vansant also served in various operational positions with Alumax Building Products, Inc., including serving as Controller of the division from 1993 to 1995. Prior to 1991, Mr. Vansant worked as a Certified Public Accountant for Ernst & Young LLP.
Scott R. Anderson	41
		Mr. Anderson became President of Euramax International, Inc.'s subsidiary Amerimax Building Products, Inc. in October 1998. Mr. Anderson has served in various financial and operational roles since joining the Euramax group in 1987, including Operations Manager (1997 to 1998) and Controller (1995 to 1997) of Amerimax Building Products, Inc.
Dudley Rowe	45
		Mr. Rowe became President of Euramax International, Inc.'s subsidiary Amerimax Home Products, Inc. in October 1999. Mr. Rowe has served in various sales and operational roles since joining the Euramax group in October 1980, including Sales Manager of Amerimax Home Products, Inc. from 1988 to 1999.
Joseph M. Silvestri	42
		Mr. Silvestri became a Director of Euramax International, Inc. upon consummation of the acquisition of Alumax's fabricated products division in 1996. Mr. Silvestri is a partner of Citigroup Venture Capital, where he has been employed since 1990. Mr. Silvestri is a director of Delco Remy International, MacDermid, Triumph Group and Worldspan, L.P. Mr. Silvestri's business address is 399 Park Avenue, 14th Floor, New York, NY 10043.
Thomas F. McWilliams	60
		Mr. McWilliams became Director of Euramax International, Inc. in June 2003. Since 1983, Mr. McWilliams has been affiliated with Citigroup Venture Capital and has served as vice president and managing partner of Citigroup Venture Capital as well as a member of its investment committee. Mr. McWilliams also serves as a director of each of MMI Products, Inc., Royster-Clark, Inc., Ergo Science Corporation, Strategic Industries, Inc. and Polar Corporation. Mr. McWilliams' business address is 399 Park Avenue, 14th Floor, New York, NY 10043.

Richard E. Mayberry, Jr.	50
Mr. Mayberry became a Director of Euramax International, Inc. in January 2002. Mr. Mayberry has been employed by Citigroup Venture Capital since 1984 and has been a managing director of Citicorp Capital Investors, Ltd. since 1994. Mr. Mayberry is a director of a number of private companies. Mr. Mayberry's business address is 399 Park Avenue, 14th Floor, New York, NY 10043.

ANNEX B

October 10, 2003

The Board of Directors
Berger Holdings, Ltd.
805 Pennsylvania Boulevard
Feasterville, PA 19053

Dear Sirs:

        We understand that Berger Holdings, Ltd. (the "Company"), Euramax International, Inc. ("Parent") and Amerimax Pennsylvania, Inc., a wholly-owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger dated October 10, 2003 (the "Merger Agreement") pursuant to which, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser shall commence an offer (the "Tender Offer") to purchase for cash all of the issued and outstanding shares of common stock of the Company, par value $0.01 per share (the "Company Common Stock"), at a price per share of $3.90 (the "Consideration"). In connection with the Merger Agreement, certain shareholders of the Company ("Certain Shareholders") will execute and deliver to Purchaser and Parent an agreement (the "Tender and Option Agreement") pursuant to which the Certain Shareholders will agree to take specified actions in furtherance of the transactions contemplated by the Merger Agreement, including tendering their shares of Company Common Stock into the Tender Offer and granting Purchaser and Parent the Purchase Option (as such term is defined in the Tender and Option Agreement) with respect to such shares of Company Common Stock and to make the Incentive Payments (as such term is defined in the Tender and Option Agreement). Furthermore, in connection with the Merger Agreement, the Company will grant the Purchaser an option to purchase shares of Company Common Stock pursuant to an agreement among Purchaser and Parent and the Company (the "Top- up Option Agreement"). (The Merger Agreement, Tender and Option Agreement, and Top- up Option Agreement are collectively referred to in this opinion as the "Agreements." The Tender Offer and all actions under the Agreements, taken together, are referred to as the "Transaction.")

        You have asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Stock pursuant to the Tender Offer and Merger Agreement is fair from a financial point of view to such holders.

        Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, going-private transactions, private placements and valuations for various other purposes, and in the determination of the adequacy of consideration in such transactions. We have been retained by you for the purpose of providing this opinion. We have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, third-party indications of interest for acquisition of all or any part of the Company.

B-1

Berger Holdings, Ltd.

        In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of the Company; (ii) reviewed the Merger Agreement; (iii) studied and analyzed the stock market trading history of the Company; (iv) considered the terms and conditions of the Tender Offer and Merger Agreement as compared with the terms and conditions of certain acquisition transactions involving publicly-traded building products suppliers; (v) met with certain members of the Company's senior management to discuss its operations, historical financial statements and future prospects; and (vi) conducted such other financial analyses, studies and investigations as we deemed appropriate.

        Our opinion is given in reliance on information and representations made or given by the Company, and its officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued or provided to us by the Company including financial statements, financial projections and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning the Company or other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Transaction is in all respects lawful under applicable law.

        With regard to financial and other information relating to the general prospects of the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the management of the Company as to the Company's most likely future performance. We have also assumed, with your consent, that the Agreements that we reviewed will conform in all material respects to the final form of the Agreements.

        Our opinion is based upon information provided to us by the management of the Company, as well as market, economic, industry, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Tender Offer and is provided for the information and assistance of the Board of Directors. Our opinion does not constitute a recommendation to the Board of Directors and does not constitute a recommendation to the Company's shareholders as to whether such shareholders should tender any shares of the Company Common Stock pursuant to the Tender Offer.

        On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Tender Offer and Merger Agreement is fair from a financial point of view to such holders.

                      Sincerely,

                      BOENNING & SCATTERGOOD, INC.

B-2

QuickLinks

BERGER HOLDINGS, LTD. 805 Pennsylvania Boulevard Feasterville, PA 19053
  Item 1. Subject Company Information .
  Item 2. Identity and Background of Filing Person .
  Item 3. Past Contacts, Transactions, Negotiations and Agreements .
  Item 4. The Solicitation or Recommendation .
Recent Transactions Premiums Paid Analysis
Industry Transactions Premiums Paid Analysis
  Item 5. Persons/Assets Retained, Employed or to be Compensated or Used .
  Item 6. Interest in Securities of the Subject Company .
  Item 7. Purposes of the Transaction and Plans or Proposals .
  Item 8. Additional Information .
  Item 9. Exhibits .
SIGNATURE
  ANNEX A
Berger Holdings, Ltd. 805 Pennsylvania Boulevard Feasterville, PA 19053
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER
GENERAL INFORMATION REGARDING THE COMPANY
RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
INFORMATION REGARDING THE COMPANY'S BOARD OF DIRECTORS
PROCEDURES FOR SHAREHOLDER NOMINATIONS
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
STOCK PERFORMANCE GRAPH
SCHEDULE I
  ANNEX B